2005 Annual Report

THE Scotts Miracle-Gro COMPANY

Building an enduring franchise



Net Sales
$2.37 billion

68% North America
[illegible]
[illegible] LawnService
7% Smith & Hawken



Net Sales *(in billions of dollars)*



1.70
1.77
1.94
2.11
2.37
01
02
03
04
05

Diluted Earnings Per Share+ *(in dollars)*



reported
adjusted*
.25
1.05
1.30
1.65
1.62
1.79
1.52
2.03
1.47
2.21
01
02
03
04
05

Net Income *(in millions of dollars)*



reported
adjusted*
15.5
63.7
82.5
104.3
103.8
114.7
100.9
135.3
100.6
151.4
01
02
03
04
05

\+ Adjusted for stock split
* Excludes restructuring and other non-recurring charges


Scotts.
LAWN SOIL
Turf Builder
Miracle-Gro
Moisture Control
ORTHO

The goal: Build an enduring franchise

Our strategy is clearly articulated with three simple words – *Gro, Excel, Win.* And by successfully executing our plans we strive to build what only the world's greatest companies enjoy – *an enduring franchise.*



We will Gro by ...

- Focusing on our core business
- Extending our reach into new markets
- Providing products for garden-inspired lifestyles
- Using knowledge about consumers to better serve their needs

We will Excel by ...

- Developing a high-performance culture
- Driving innovation in all areas
- Forging stronger relationships with our retail partners
- Strengthening our infrastructure
- Demonstrating corporate responsibility

We will Win by ...

- Creating a dynamic, productive workplace
- Increasing our market share
- Enhancing shareholder value
- Making a positive difference in our communities



SUCCEEDING AGAINST EACH OF THESE OBJECTIVES WILL ALLOW US TO *drive consumers* TO OUR BRANDS NO MATTER WHERE OR HOW THEY SHOP. IT WILL ENABLE US TO PLAY AN EVEN MORE IMPORTANT ROLE IN THE SUCCESS OF OUR RETAIL PARTNERS. AND IT WILL HELP US CONTINUE TO EXPAND THE OVERALL LAWN AND GARDEN MARKET AND CAPTURE THE MAJORITY OF THAT GROWTH.



Dear Shareholder,

In fiscal 2005, ScottsMiracle-Gro took another significant step in this journey. As we move toward our goal to emerge as a leader in *all* areas of lawn and garden, we reported record sales and earnings despite the season's late start. We also overcame significantly higher raw material prices and legal expenses as well as higher-than-expected costs related to compliance with Sarbanes-Oxley. In the face of those challenges, we also improved our U.S. market share another two points to 54 percent.

Along the way, we began to successfully integrate Smith & Hawken® into our organization while developing an aggressive strategy to succeed in the fast growing outdoor living category. We also announced our plans to enter the growing wild bird food category with the acquisition of Morning Song®, a leading brand in this $700 million industry.

Not only did we meet each of the challenges we faced in 2005, but we also took steps to streamline our organization, reduce our cost structure and improve our business practices as part of an initiative we called *Project Excellence*. As part of this initiative, we reduced the size of our senior management team by nearly 20 percent – forcing us to make difficult decisions and to say goodbye to some dear and trusted friends.

Few companies would have taken on such an effort during a time of strength and prosperity. But ScottsMiracle-Gro is not like most companies.

Even with our leadership position and strong business model, we know we can and must improve further. The best way to do so is to act from a position of strength – not to wait for the marketplace to force us to change. The landscape is littered with once great companies that failed to create an enduring franchise by *not* embracing change while at the top of their game. Maintaining the status quo for too long is nearly always a mistake – one we must avoid.

Instead, we must further improve our understanding of lawn and garden consumers and meet their needs regardless of how they interact with us. We must further invest in and leverage our competitive advantages – industry-leading brands, a powerful infrastructure and an unrivaled sales force. And we must set the performance standard even higher in all areas of our industry.

These goals are embodied in a simple, yet aggressive, strategy that we shared in last year's annual report and again on the opening page of this report. It is a strategy defined by just three words: *Gro, Excel, Win.*

The Year in Review

Throughout 2005, we remained focused on this strategy as well as overcoming the challenges I outlined earlier. As a result, each of our business units posted strong results, allowing us to increase company-wide sales by nearly 12 percent to a record $2.4 billion. Excluding the first-year impact from the acquisition of Smith & Hawken®, sales were still a record and improved 5 percent.

Net income also continued to climb, improving 12 percent to a record $151 million on an adjusted basis. When including the impact of restructuring and other non-recurring charges, net income was flat on a year-over-year basis.

We are especially pleased that return on invested capital (ROIC) continued to improve and free cash flow exceeded our expectations.

When ScottsMiracle-Gro first began using ROIC as part of its incentive compensation program in 2002, the return was about 7 percent. For fiscal 2005, ROIC improved for the fourth straight year and now stands at 10 percent. We believe ROIC will improve again in 2006 as we remain focused on continued improvement of this metric.

Throughout this annual report, we describe our efforts to improve our relationship with the consumer in each of our major business units to drive growth with an eye toward continued improvement in both free cash flow and return on invested capital.

Across the board, I have never felt

"Even with our leadership position and strong business model, we know we can and must improve further. The best way to do so is to act from a position of strength – not to wait for the marketplace to force us to change."

CASH FLOW = FLEXIBILITY

Strong levels of free cash flow remain a compelling aspect of our story. In fiscal 2005, the Company generated more than $175 million of free cash flow, giving us tremendous flexibility in managing our business. During the year, we spent nearly $75 million to acquire Smith & Hawken and continued to pay down our debt.

Going forward, we will continue to use free cash flow to fund growth and strengthen our balance sheet. But we also have begun returning money to shareholders. Last summer, our Board of Directors authorized ScottsMiracle-Gro to pay its first-ever dividend, which we are paying on a quarterly basis. And early in fiscal 2006, the Board authorized a five-year $500 million share repurchase program. Even with these initiatives, we believe we continue to maintain the flexibility to manage our business for long-term growth and continued success.

In an increasingly competitive and complex marketplace, we clearly are pleased with our results. Over the past several years, Wall Street has taken notice of our efforts and currently rewards us with a price-to-earnings ratio that is higher than the market average. To maintain this premium and further improve our valuation, we cannot be satisfied with the status quo.

As we look ahead to fiscal 2006, we expect organic earnings growth of about 10-12 percent. Also, our *Project Excellence* initiative is expected to improve pre-tax earnings by at least another $25 million. We expect to generate a similar amount of savings from this initiative that we will reinvest in our brands, while also strengthening our relationship with both the lawn and garden consumer and our retail partners.

All of our efforts tie back to our goal of building an enduring franchise. While this goal may be a lofty one, we are confident we can succeed. Our work will start with strengthening our relationship with consumers in each of the three channels in which they interact with us.

- We must continue to build upon the strengths of our core 'do-it-yourself' business and the industry leading brands – Scotts®, Miracle-Gro®, Ortho® and Roundup® – which we sell in traditional channels of retail.
- We must continue to improve upon our industry-leading customer service efforts at Scotts LawnService® as we build upon our No. 2 market position in the $4 billion 'do-it-for-me' service category.
- We must also leverage the potential of our newly acquired Smith & Hawken brand as we improve our stores and build upon the Internet and catalog businesses that are critical in our 'direct-to-the-consumer' efforts in the outdoor living category.

more confident about our business and optimistic about our future. The merger of Scotts and Miracle-Gro in 1995 set in motion a series of events that reshaped the lawn and garden industry. Since then, our Company has emerged as the clear industry leader. Now we set our sights on much more.

I believe ScottsMiracle-Gro will continue to evolve – not just as the world's greatest lawn and garden company – but as one of the great consumer products companies in any category. And, in the end, I believe ScottsMiracle-Gro will emerge as one of the few companies that can credibly say it has built an *enduring franchise.*

Sincerely,



JAMES HAGEDORN
CHIEF EXECUTIVE OFFICER AND
CHAIRMAN OF THE BOARD
THE SCOTTS MIRACLE-GRO COMPANY

DECEMBER 14, 2005



March 18, 1915 - January 31, 2005

In Memoriam: Horace Hagedorn
Remembering our Friend and Founder

Ad man. Entrepreneur. Executive. Philanthropist. Father, husband and family leader. Horace Hagedorn had many respected roles in his 89 years. We fondly remember the founder of Miracle-Gro for his business principles, his passion and his commitment to using his success to make the world a better place.

Horace had a profound influence on the lawn and garden industry as well as his community. His legacy is in many ways awesome, almost intimidating. It also is surprisingly simple.

He was a marketing genius. He turned a simple blue powder into a trusted friend for gardeners around the world. With this "miracle" solution, gardeners could grow giant vegetables and flowers more beautiful than they ever imagined. He once offered a $100,000 prize to anyone who could grow a world-record tomato – so long, of course, as they used Miracle-Gro.

Upon his retirement in 1997, Horace, along with his wife Amy, spent


Miracle-Gro
PLANT FOOD





the remainder of his life sharing his success with others. "Philanthropy has given me a purpose," he said at a fund-raising event. He was a tireless and generous supporter of dozens of grassroots and charitable organizations, but his primary focus was on helping less fortunate children.

Horace Hagedorn often used a simple phrase to describe his philosophy on both life and business: "Find a need and fill it."

Indeed he did.

In His Words: What is Miracle-Gro?

Horace shared these comments with associates upon his retirement in 1997:

* Miracle-Gro is unique among America's leading brands.
* Ours is a brand name built on trust earned by a long record of superior performance.
* It is the name of a trusted friend – simple and uncomplicated, reliable and safe.
* It is a creator of beauty. It brings enjoyment and satisfaction to millions of people. It occupies a special place in their hearts.
* It is part of the American language, synonymous with the growth of good things.
* Truly it is one of America's most beloved products.

As I approach the twilight of my career, as I entrust to others this creation that I have sired, I say to you, remember this always...

- *Nothing is more important than believability.*
- *Quality of product is essential to success.*
- *Keep alive the perception of exclusivity and uniqueness.*
- *Make every ad, every public statement seem important.*
- *Build into each advertisement your underlying belief that Miracle-Gro is a one-of-a-kind product that gardeners cannot do without.*
- *Think of it always as a source of pleasure – never a chore.*
- *Respect the gardener, for she is a trusting friend. Treat her fairly.*
- *Be not tempted to outsmart her, for she is smarter than thee.*
- *Let every ad enhance America's love of gardening, for as the market grows, so groweth thy sales.*

This is the philosophy of Miracle-Gro.


Miracle-Gro
Potting Mix
New & Improved!
Feeds Plants up to 3 MONTHS!
Excellent for indoor &
outdoor container

The goal: **Build an Enduring Franchise**

The strategy: Gro the core business by owning the relationship with consumers






MiracleGro
All Purpose
Plant Food

Building an *enduring franchise* means creating a relationship with the consumer that is unrivaled by the competition. We enjoy such a competitive advantage today in our North American consumer business.

The strength of this business was obvious in 2005 as our North American business grew sales by 6 percent and improved operating income by 12 percent. Our relationship with the consumer was critical in achieving that performance. It resulted in a 7 percent increase in consumer purchases of ScottsMiracle-Gro products, with improvements in every major category in which we compete, as well as market share improvements for each of our leading brands – Scotts®, Miracle-Gro®, Ortho® and Roundup®.

The key to our continued success with consumers is two-fold. First, it is based on understanding their desire to more easily succeed in the lawn or garden. Second, it is based on trust, which we have earned throughout the years by clearly communicating with consumers and offering them superior products.

In 2005, our communications were delivered through nearly $100 million in advertising, keeping our share of voice in the category at about 85 percent. We know that creating an enduring franchise will require this investment to rise. In 2006, we plan to increase our advertising spending by about 20 percent as we move toward our goal of an advertising-to-sales ratio of 7 percent.

While some have speculated that the benefits of television advertising have waned in recent years, we continue to see a direct correlation between our television advertising and consumer purchases of our products. The combination of superior products that are supported by effective advertising has been powerful for ScottsMiracle-Gro.

Today: With market share in the U.S. of approximately 54 percent, about 68 percent of ScottsMiracle-Gro sales reside in our core North American segment, where our industry-leading brands are sold through leading home centers, mass merchants and thousands of independent garden centers and nurseries.

Tomorrow: By increasing our investments in advertising and continuing to strengthen our sales force and supply chain, ScottsMiracle-Gro strives to *drive consumers* to these retail channels in increasing numbers. This will help propel the overall lawn and garden category while allowing ScottsMiracle-Gro to further drive shareholder value by capturing a majority of that growth.




ORTHO
WEED B G
MAX
ORTHO
HOME DEFENSE

For example, purchases of our value-added Growing Media products, which help consumers grow plants that are larger and healthier, increased 14 percent in 2005. Miracle-Gro Garden Soil, which benefited from a significant increase in advertising, had a 50 percent increase in consumer purchases.

The same model also has proven successful for our Ortho® brand.

Over the past two years, we have reformulated several Ortho products for improved results, while also redesigning our packages and more clearly communicating with the consumer. In 2005, we repositioned Ortho Home Defense® Max® and supported it with compelling advertising messages. The result: consumer purchases increased 28 percent.

We also improved our advertising message and in-store presence for Ortho Weed B Gon® Max™, resulting in a 17 percent improvement.

Our Lawns business continues to succeed by providing consumers with the industry's best offering of fertilizer and combination products, which allow them to enjoy green, healthy and weed-free lawns. In 2005, consumer purchases of Turf Builder® products increased 4 percent, even with a late start to the season. Our most popular and heavily advertised product, Turf Builder® with Plus 2®, grew by 8 percent.

Increased advertising of Miracle-Gro® Shake 'N Feed®, our easy-to-use continuous release plant food, resulted in a 40 percent increase in consumer purchases and continued market share gains. Overall, plant food purchases increased by 3 percent during the year, a number we expect to improve upon in 2006 with the introduction of LiquaFeed™, a break-though product being introduced by Miracle-Gro.

We know that building an *enduring franchise* requires innovation that continues to provide unique solutions to help the consumer succeed. That's what LiquaFeed is all about.

LiquaFeed offers the easiest way possible to deliver critical nutrients to gardens. The innovative feeder connects directly to a garden hose and


Roundup
Roundup



®Roundup is a registered trademark of Monsanto Technology, LLC.




URE P
High Performan
AT-TOLE
AGGRESSIVELY SPREA




Scotts
Turf Builder
Scotts
Scotts
Southern
Turf Builder
Scotts

helps consumers grow healthy plants that are larger and more beautiful than ever. The product will receive significant advertising and marketing support in 2006 and is expected to help further expand our market share in the plant food category.

ScottsMiracle-Gro continues to fund both a growth and innovation pipeline to take our business to new heights. That's also why we are increasing our spending to develop new natural and organic products and recently entered the growing bird food category with the acquisition of Morning Song®.

By continuing to strengthen our product portfolio and our relationship with the consumer, we are confident we can continue driving our core business in traditional channels of retail, which will be the key in building an *enduring franchise*.

An International View

Building a stronger relationship with the consumer also is a critical element to succeeding in our International business as we leverage leading brands such as Evergreen®, Levington®, Fertligene®, Substral®, KB®, Miracle-Gro® and Roundup®. In recent years we have gained market share in some categories but remain focused on improving our performance even further.

Our International efforts in 2006 and beyond will be focused on three factors: improving our competitive position, reducing costs within the business and realigning the organization to better leverage our knowledge of the marketplace and the consumer.

Because the European market is more fragmented than the U.S., our market share in our largest International markets – the UK, France and Germany – averages about 25 percent. While our branded business is significant, private label products also are critical in Europe by providing us with additional shelf space while also helping to achieve supply chain efficiencies.

In both the UK and France, we laid the groundwork in 2005 for continued growth. Agreements with key retailers will help us build both our branded and private label businesses.

We also continue to rationalize the number of SKUs in this business and take even more costs out of the operation, some of which will be reallocated to support a more aggressive advertising effort. Recent organizational design changes are expected to drive further International improvements. We are realigning the business and abandoning a country-specific approach to managing the business and adopting a category-specific approach. We are taking significant steps to improve our supply chain and provide a higher level of service to our retail partners.

In 2006, we will recommit ourselves to the International business and bring an intensity to this unit that is in keeping with our company-wide strategy to *Gro, Excel & Win*.


KB


Fertiligène


Levington


SUBSTRAL



Us About
racle-Gro
ticultural
services

The goal: [illegible]

The strategy: Extend our reach with consumers in the do-it-for-me category

Building an *enduring franchise* requires building relationships with consumers regardless of how they interact with our brands. That's why Scotts LawnService® is so critical in reaching this goal.

Homeowners who use do-it-for-me services are looking for a green, healthy and weed-free lawn and beautiful garden throughout the year. They want someone they can count on – a partner, not simply a service provider. Our commitment to creating partnerships with homeowners is why Scotts LawnService continues to succeed.

By delivering high levels of customer service, Scotts LawnService improved its customer retention rate to 71 percent in 2005, significantly higher than


Scotts
LawnService







Today: **After being launched in 1998, Scotts LawnService already accounts for 7 percent of our overall sales and continues to post double-digit sales and profit increases. With revenue of nearly $160 million, we are the No. 2 player in this nearly $4 billion high-margin category.**

Tomorrow: Demographic trends suggest the 'do-it-for-me' lawn service channel will continue to expand. By leveraging our brands and providing the highest levels of customer service, we are working to *drive consumers* to Scotts LawnService, enabling us to emerge as leaders in the Top 100 lawn care markets while improving our profitability and return on invested capital.

industry standards. Overall, Scotts LawnService improved sales by more than 18 percent during the year, more than 90 percent of which came from organic growth.

These factors resulted in a 39 percent improvement in operating income for the year. What's more, we believe operating margins can substantially improve over the next several years as we better leverage our fixed costs in the business.

The near-term growth of Scotts LawnService will come from continued market share expansion in the markets we currently serve, opening operations in new locations and exploring high-quality acquisitions. Longer term, we will explore opportunities to leverage our growing infrastructure to provide homeowners with other valuable services to help them create healthy lawns and beautiful landscapes.

The continued success of the business is directly linked to our relationship with the homeowner. By respecting the trust they place in us, we are confident Scotts LawnService will be critical in building an *enduring franchise*.

The strategy: Expand outdoor living with a focus on direct-to-consumer sales



Smith & Hawken

Building an *enduring franchise* requires finding new ways to reach the consumer and leveraging core strengths and attributes to expand in new growth categories. That's why we acquired Smith & Hawken®.

The traditional lawn and garden category has evolved in recent years and is more lifestyle focused than ever. Decks and patios have become the place where gardens and living rooms merge. As that has occurred, Smith & Hawken has become the gold standard in the outdoor living category.

The addition of Smith & Hawken not only allows us to build stronger relationships with consumers, but we can reach them in a new way – directly.

In our first year of ownership, Smith & Hawken had revenues of nearly

Today: The addition of Smith & Hawken® has given us our first opportunity to expand in the fast-growing outdoor living category. In our first year, we focused on integration while also making key changes to the organization in order to drive future growth and profitability.

Tomorrow: We will create greater awareness for garden-inspired lifestyles and the Smith & Hawken brand and a stronger relationship with consumers. This will help *drive consumers* to our stores, Web site and catalog. This not only will improve our sales and profitability but create future opportunities to leverage this business.







$160 million and grew by 7 percent. In our most important category, outdoor furniture, sales improved by 21 percent. Our progress also went beyond the financial statements. We also made significant improvements to our catalog, supply chain and organizational structure, all of which will help propel business in the future.

In 2006, we will make significant improvements to our Web site that enable online purchases of our products to be easier and more rewarding. We also will begin redesigning our stores to set a more dramatic and consistent tone for the brand. Finally, we will support the outdoor living concept and the Smith & Hawken brand through an exclusive agreement with Target. By spring, an exclusive line of Smith & Hawken products will be available in more than 1,400 Target stores around the United States.

As more consumers seek to enjoy a garden-inspired lifestyle and we seek to build an *enduring franchise*, we believe they will turn to the Smith & Hawken brand to fulfill their needs.

The goal: **Build an Enduring Franchise**

The strategy: Leverage our high-performance culture to *Gro, Excel & Win*



Creating an *enduring franchise* requires an organizational culture that is built upon a clear strategy and focused on winning. At ScottsMiracle-Gro, we broadly communicate our vision, ambitions and plans and continue to ensure that associates understand the critical role they play in helping achieve the Company's goals. We know that our continued success is tied directly to the hard work and dedication of each of our associates.

Our results in fiscal 2005 – which came in the face of rising commodity costs, a late start to the season and higher-than-expected corporate expenses – are a direct testament to our team. By working together and focusing on winning, we overcame these challenges and reported another year of record results.

As we look ahead to achieving another winning season, we will continue to strengthen our culture to increase our business performance. In Scotts LawnService, for example, where customer retention is a critical measure of success, the organization is instilling a "Service Excellence" approach from the top down to improve customer satisfaction and keep customers coming back season after season.

We are making changes in our organizational structure to allow more associates than ever before to directly impact the success of our business. This is evident in the North America business unit, where a new organizational design for our Business Development Teams is providing much more integrated services to help our retail partners grow their lawn and garden categories.

The ScottsMiracle-Gro culture not only produces business results but also improves the well-being of our associates. In 2005, we launched our **Live***Total Health* initiative that will help associates take responsibility for their health through an array of Company-provided benefits, education and resources. Among the resources is a comprehensive Wellness Center on our headquarters' campus, consisting of medical, fitness and pharmaceutical services. Second to none, this Wellness Center embodies ScottsMiracle-Gro's holistic approach and significant commitment to improve associates' quality of life while managing the Company's health costs for the long-term.

The few companies that have succeeded in creating an *enduring franchise* have done so by creating a world-class team of associates. That's exactly why – through our high-performance culture, investment in wellness and talented associates – we're confident we will succeed in reaching our goal.

Today: The nearly 7,000 associates of ScottsMiracle-Gro have embraced our **Gro***Excellence* culture and are responding to the call to action to *Gro, Excel & Win.* Associates are striving to embody the attributes we defined as critical to our success and aligning their goals with our strategies to grow the core business and extend our reach within the global lawn and garden industry.

Tomorrow: ScottsMiracle-Gro is creating an even more engaging workplace where associates have greater roles in driving our future. Less bureaucracy and more accountability will increasingly empower associates in their jobs and help ensure our continued success.



Leadership Team

James Hagedorn
Chief Executive Officer and
Chairman of the Board
Joined ScottsMiracle-Gro in 1995

Robert F. Bernstock
President, ScottsMiracle-Gro;
President and Chief Operating
Officer, The Scotts Company LLC;
Joined ScottsMiracle-Gro in 2003

David M. Aronowitz
Executive Vice President,
General Counsel and
Corporate Secretary
Joined ScottsMiracle-Gro in 1998

Christopher L. Nagel
Executive Vice President and
Chief Financial Officer
Joined ScottsMiracle-Gro in 1998

Denise S. Stump
Executive Vice President,
Global Human Resources
Joined ScottsMiracle-Gro in 2000

Board of Directors

Mark R. Baker
President, Chief Executive Officer
and Director,
Gander Mountain Company
Outdoor retailer
Member of both Governance & Nominating, and Compensation & Organization Committees
Board member since 2004

Lynn J. Beasley
President and Chief Operating Officer,
R.J. Reynolds Tobacco Company
Cigarette manufacturer
Member of both Governance & Nominating, and Compensation & Organization Committees
Board member since 2003

Gordon F. Brunner
Chief Technology Officer (retired),
The Procter & Gamble Company
Manufacturer of family, personal and household care products
Chair of Innovation & Technology Committee and Member of Audit Committee
Board member since 2003

Arnold W. Donald
Former Chairman,
Merisant Company
Seller of health, nutritional
and lifestyle products
Member of both Finance, and Compensation & Organization Committees
Board member since 2000

Joseph P. Flannery
President, Chief Executive Officer
and Chairman of the Board,
Uniroyal Holding, Inc.
Investment management company
Chair of Compensation & Organization Committee
Board member since 1987

James Hagedorn
Chief Executive Officer
and Chairman of the Board,
The Scotts Miracle-Gro Company
Board member since 1995

Katherine Hagedorn Littlefield
Chair,
Hagedorn Partnership, L.P.
Private investment partnership
Member of both Finance and Innovation & Technology Committees
Board member since 2000

Karen G. Mills
Managing Director and Founder,
Solera Capital
Private equity firm
Chair of Governance & Nominating Committee, and Member of Audit Committee
Board member since 1994

Patrick J. Norton
Executive Vice President and
Chief Financial Officer (retired),
The Scotts Company
Member of Finance Committee
Board member since 1998

Stephanie M. Shern
Founder,
Shern Associates LLC
Retail consulting and business
advisory firm
Chair of Audit Committee
Board member since 2003

John M. Sullivan
Independent director for
several companies
Member of both Audit and Governance & Nominating Committees
Board member since 1994

John Walker, Ph.D.
Chairman,
Advent International plc, Europe
Private equity management company
Chair of Finance Committee
Board member since 1998

THE SCOTTS MIRACLE-GRO COMPANY
2005 FINANCIAL RESULTS

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

Five-Year Summary(1)(2)
For the fiscal year ended September 30,
(in millions, except per share amounts)

	2005(3)	2004	2003	2002	2001
OPERATING RESULTS(4):					
Net sales	$2,369.3	$ 2,106.5	$1,941.6	$1,772.9	$1,697.9
Gross profit	860.4	792.4	701.7	649.4	613.6
Income from operations	200.9	252.8	231.6	238.4	113.4
Income from continuing operations (net of tax)	100.4	100.5	103.2	100.5	13.9
Net income	100.6	100.9	103.8	82.5	15.5
Depreciation and amortization	67.2	57.7	52.2	43.5	63.6
FINANCIAL POSITION:					
Working capital	301.6	396.7	364.4	278.3	249.1
Current ratio	1.6	1.9	1.8	1.6	1.5
Property, plant and equipment, net	337.0	328.0	338.2	329.2	310.7
Total assets	2,018.9	2,047.8	2,030.3	1,914.1	1,854.8
Total debt to total book capitalization	27.7%	41.9%	51.0%	58.3%	63.7%
Total debt	393.5	630.6	757.6	829.4	887.8
Total shareholders' equity	1,026.2	874.6	728.2	593.9	506.2
CASH FLOWS:					
Cash flows from operating activities	226.7	214.2	216.1	238.9	65.7
Investments in property, plant and equipment	40.4	35.1	51.8	57.0	63.4
Cash invested in acquisitions, including seller note payments	84.6	20.5	57.1	63.0	37.6
PER SHARE DATA:					
Basic earnings per common share(5)	$ 1.51	$ 1.56	$ 1.68	$ 1.41	$ 0.27
Diluted earnings per common share(5)	1.47	1.52	1.62	1.30	0.25
Total cash dividends	8.6	—	—	—	—
Dividends per share	$ 0.125	—	—	—	—
Stock price at year-end	43.97	32.08	27.35	20.85	17.05
Stock price range — High	43.97	34.28	28.85	25.18	23.55
Stock price range — Low	30.95	27.63	21.77	17.23	14.44
OTHER:					
EBITDA(6)	268.1	310.5	283.8	281.9	177.0
Interest coverage (EBITDA/interest expense)(6)	6.3	3.3	4.1	3.7	2.0
Weighted average common shares outstanding	66.8	64.7	61.8	58.6	56.8
Common shares and dilutive potential common shares used in diluted EPS calculation	68.6	66.6	64.3	63.3	60.8

(1) All common share and per share information presented in the above five-year summary have been adjusted to reflect the 2-for-1 stock split of the common shares which was distributed on November 9, 2005 to shareholders of record on November 2, 2005.

(2) The information presented for all periods in the above five-year summary has been adjusted to reflect: (a) as net sales, amounts previously reported as net commission from the Roundup® marketing agreement, and (b) as net sales and cost of sales, certain reimbursements and costs associated with the marketing agreement on a gross basis that was previously reported on a net basis, with no effect to net income. For further discussion of these adjustments, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and Note 3 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

(3) Fiscal 2005 includes Smith & Hawken® from the October 2, 2004 date of acquisition. See further discussion of acquisitions in Note 5 of the Notes to Consolidated Financial Statements included in this Annual Report.

(4) Operating results includes the following items segregated by accounts effected on the Consolidated Statements of Operations included with the Consolidated Financial Statements included in this Annual Report.

	For the fiscal year ended September 30,				
	2005	2004	2003	2002	2001
Net sales includes the following relating to the Roundup® Marketing Agreement:					
Net commission (expense) income	$ (5.3)	$28.5	$17.6	$16.2	$20.8
Reimbursements associated with the Marketing Agreement	40.7	40.1	36.3	33.0	32.3
Deferred contribution charge (see Management's Discussion and Analysis and Note 3 of Notes to Consolidated Financial Statements included in this Annual Report)	(45.7)	—	—	—	—
Cost of sales includes:					
Costs associated with the Marketing Agreement	40.7	40.1	36.3	33.0	32.3
Restructuring and other charges (income)	(0.3)	0.6	9.1	1.7	7.3
SG&A includes:					
Restructuring and other charges	9.8	9.1	8.0	8.1	75.7
U.K. and other impairment charges	23.4	—	—	—	—
Interest expense includes:					
Costs related to refinancings	1.3	45.5	—	—	—
Net income includes:					
Cumulative effect of accounting for intangible assets, net of tax	—	—	—	(18.5)	—

(5) Basic and diluted earnings per share would have been as follows if the accounting change for intangible assets adopted in the fiscal year beginning October 1, 2001, had been adopted as of October 1, 2000:

	For the fiscal year ended September 30, 2001
Income available to common shareholders	$32.1
Basic earnings per share	0.57
Diluted earnings per share	0.53

(6) EBITDA is defined as income from operations, plus depreciation and amortization. We believe that EBITDA provides additional information for determining our ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by accounting principles generally accepted in the United States of America, and EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. EBITDA margin is calculated as EBITDA divided into net sales. Our measure of EBITDA, which may not be similar to other similarly titled captions used by other companies, excludes $24.9 million of cash expenses related to the refinancings of our credit facility and redemption our 8 5/8% subordinated notes in fiscal 2004. These expenses have been excluded since they are deemed to be financing related costs that are typically excluded from the presentation of EBITDA and the definitions used by our lenders to evaluate the Company's compliance with its debt agreements. A numeric reconciliation of EBITDA to income from operations is as follows:

	For the fiscal year ended September 30,				
	2005	2004	2003	2002	2001
Income from operations	$200.9	$252.8	$231.6	$238.4	$113.4
Depreciation and amortization	67.2	57.7	52.2	43.5	63.6
EBITDA	$268.1	$310.5	$283.8	$281.9	$177.0

Reconciliation of Non-GAAP Disclosure Items

This table is part of The Scotts Miracle-Gro Company 2005 Annual Report (the "Annual Report"). The Annual Report includes financial charts and a letter from James Hagedorn, Chief Executive Officer and Chairman of the Board, to the shareholders of The Scotts Miracle-Gro Company. Some of the charts and Mr. Hagedorn's letter include non-GAAP financial measures, as defined in SEC Regulation G, of adjusted net income and adjusted diluted earnings per share excluding costs or gains for discrete projects or transactions related to the closure, downsizing or divestiture of certain operations that are apart from and not indicative of the results of operations of the business, costs incurred to refinance the long-term debt of the Company, peat bog income, environmental charge, an impairment of intangibles write-off, and a deferred contribution charge related to the Roundup® marketing agreement, in each case net of tax. The comparable GAAP measures are reported net income and reported diluted earnings per share. A reconciliation of the GAAP to the non-GAAP measures for the applicable years follows:

The Scotts Miracle-Gro Company

Reconciliation of Non-GAAP Disclosure Items for the Twelve Months Ended September 30, 2005, 2004, 2003, 2002 and 2001
(in millions, except per share data)

	Twelve Months Ended September 30,				
	2005	2004	2003	2002	2001
Net income (loss)	$ 100.6	$100.9	$103.8	$ 82.5	$ 15.5
Restructuring and other charges, net of tax	6.1	6.1	10.9	4.9	48.2
Debt refinancing charges, net of tax	0.8	28.3	—	—	—
Impairment of intangibles, net of tax	14.9	—	—	—	—
Deferred contribution charge, net of tax	29.0	—	—	—	—
Other charges, net of tax	—	—	—	16.9	—
Adjusted net income	$ 151.4	$ 135.3	$ 114.7	$104.3	$ 63.7
Diluted earnings per share	$ 1.47	$ 1.52	$ 1.62	$ 1.30	$ 0.25
Restructuring and other charges, net of tax	0.09	0.09	0.17	0.08	0.80
Debt refinancing charges, net of tax	0.01	0.42	—	—	—
Impairment of intangibles, net of tax	0.21	—	—	—	—
Deferred contribution charge, net of tax	0.43	—	—	—	—
Other charges, net of tax	—	—	—	0.27	—
Adjusted diluted earnings per share	$ 2.21	$ 2.03	$ 1.79	$ 1.65	$ 1.05

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to provide an understanding of the Company's financial results and condition by focusing on changes in certain key measures from year to year. Management's Discussion and Analysis (MD&A) is organized in the following sections:

- Executive summary
- Results of operations
- Liquidity and capital resources
- Critical accounting policies and estimates
- Management's outlook

On November 9, 2005, The Scotts Miracle-Gro Company distributed a 2-for-1 stock split of the common shares to shareholders of record on November 2, 2005. At the end of fiscal 2005, on a split-adjusted basis, The Scotts Miracle-Gro Company had approximately 68.6 million diluted common shares outstanding. To enhance comparability going forward, all share and per share information referred to in this MD&A and elsewhere in this Annual Report have been adjusted to reflect this stock split for all periods presented.

Effective with the fiscal 2005 Form 10-K and 2005 Annual Report to Shareholders, we have made changes to our Consolidated Statements of Operations, which management believes improves the overall presentation. With respect to the Amended and Restated Exclusive Agency and Marketing Agreement (the "Marketing Agreement") with Monsanto Company ("Monsanto"), we have made two presentational changes. First, we have reclassified as net sales the amounts previously reported as net commission from the Marketing Agreement. Second, net sales and cost of sales have been adjusted to reflect certain reimbursements and costs associated with the Marketing Agreement on a gross basis that was previously reported on a net basis, with no effect on gross profit or net income. See further details regarding these matters in Note 3 of the Notes to Consolidated Financial Statements. Furthermore, we have simplified the presentation of selling, general and administrative expenses presented on the face of the Consolidated Statements of Operations. Details of this line item are included in the Results of Operations section of this MD&A.

Executive Summary

We are dedicated to delivering strong, consistent financial results and outstanding shareholder returns by providing consumers with products of superior quality and value to enhance their outdoor living environments. We are a leading manufacturer and marketer of consumer branded products for lawn and garden care and professional horticulture in North America and Europe. We are Monsanto's exclusive agent for the marketing and distribution of consumer Roundup® non-selective herbicide products within the United States and other contractually specified countries. We have a presence in Australia, the Far East, Latin America and South America. Also, in the United States, we operate what we believe to be the second largest residential lawn service business, Scotts LawnService®. In fiscal 2005, our operations were divided into the following reportable segments: North America, Scotts LawnService®, International, and Corporate & Other. The Corporate & Other segment consists of the recently acquired Smith & Hawken® business and corporate general and administrative expenses.

As a leading consumer branded lawn and garden company, we focus our consumer marketing efforts, including advertising and consumer research, on creating consumer demand to pull products through the retail distribution channels. In the past three years, we have spent approximately 5% of our net sales annually on media advertising to support and promote our products and brands. We have applied this consumer marketing focus for the past several years, and we believe that we receive a significant return on these marketing expenditures. We expect we will continue to focus our marketing efforts toward the consumer and make additional targeted investments in consumer marketing expenditures in the future to continue to drive market share and sales growth. In fiscal 2006, we expect to increase advertising spending by 18% to 20% as we reinvest a portion of our selling, general and administrative cost savings to strengthen our brands.

Our sales are susceptible to global weather conditions. For instance, periods of wet weather can adversely impact sales of certain products, while increasing demand for other products. We believe that our past acquisitions have somewhat diversified both our product line risk and geographic risk to weather conditions.

	Percent Net Sales by Quarter		
	2005	2004	2003
First Quarter	10.4%	8.7%	9.0%
Second Quarter	34.3%	35.2%	35.1%
Third Quarter	38.0%	38.2%	37.7%
Fourth Quarter	17.3%	17.9%	18.2%

Due to the nature of our lawn and garden business, significant portions of our shipments occur in the second and third fiscal quarters. Over the past few years, retailers have reduced their pre-season inventories by relying on us to deliver products "in season" when consumers seek to buy our products.

Management focuses on a variety of key indicators and operating metrics to monitor the health and performance of our business. These metrics include consumer purchases (point-of-sale data), market share, net sales (including volume, pricing and foreign exchange), gross profit margins, income from operations, net income and earnings per share. To the extent applicable, these measures are evaluated with and without impairment, restructuring and other charges. We also focus on measures to optimize cash flow and return on invested capital, including the management of working capital and capital expenditures.

The 2005 long-term strategic improvement plan, initiated in June 2005, is focused on improving organizational effectiveness, implementing better business processes, reducing selling, general and administrative (S,G&A) expenses, and increasing spending on consumer marketing and innovation. While we have generated strong financial performance over the past several years, management believes even better results can be achieved. We recently announced that we expect the strategic improvement plan will increase annual pre-tax earnings by $25 to $30 million beginning in fiscal 2006, exclusive of restructuring costs that will likely extend into the first half of fiscal 2006, with an additional $25 to $30 million of savings being reinvested in consumer marketing, technology and innovation.

Beginning in fiscal 2002, we embarked on an International Profit Improvement Plan. This effort has been focused on reorganization and rationalization of our European supply chain, increased sales force productivity, and a shift to pan-European category management of our product portfolio. While International profitability had improved through fiscal 2004, last year we announced we were exploring all options for our International business, with the goal of improving shareholder value. After exploring various alternatives, we have decided that continued ownership and investment in our International business is the best alternative based on the current facts and circumstances. Our International efforts in fiscal 2006 and beyond will be focused on improving our competitive position, reducing costs within the business and realigning the organization to better leverage our knowledge of the market place and the consumer.

We continue to view strategic acquisitions as a means to enhance our strong core businesses. In October 2004, we invested $73.6 million in the acquisition of Smith & Hawken®, a leading brand in the outdoor living and gardening lifestyle category. We are pleased with the direction this business is headed after the first year of ownership, having already made a number of significant improvements in the operations of the business, including supply chain execution and marketing and merchandising strategy, which will improve profitability.

We continue to invest in the growth of our Scotts LawnService® business, including three acquisitions in fiscal 2005 totaling $6.4 million. Over the past five years, we have invested over $95 million to expand Scotts LawnService® via acquisitions.

Subsequent to the fiscal 2005 year-end, we completed two acquisitions. Effective October 3, 2005, we acquired all the outstanding shares of Rod McLellan Company (RMC) for a total of $22 million. RMC is a leading branded producer and marketer of soil and landscape products in the western U.S. This business will be integrated into our existing Growing Media business. Effective November 18, 2005, we acquired Gutwein & Co. Inc. (Gutwein), for approximately $77 million in cash. Through its Morning Song® brand,

Gutwein is a leader in the growing U.S. wild bird food category, generating approximately $80 million in annual revenues. Morning Song® products are sold at leading mass retailers, grocery, pet and general merchandise stores. This is our first acquisition in the wild bird food category and we are excited about the opportunity to leverage the strengths of both organizations to drive continued growth in this category.

Prior to fiscal 2005, we had not paid dividends on our common shares. Based on the levels of cash flow generated by our business in recent years and our improving financial condition, on June 22, 2005, we announced that The Scotts Miracle-Gro Company's Board of Directors approved an annual dividend of 50-cents per share, to be paid in 12.5-cent quarterly increments beginning in the fourth quarter of fiscal 2005. Our first and second quarterly dividends were paid on September 1, 2005 and December 1, 2005, respectively. In addition to the 2-for-1 stock split noted earlier, on October 27, 2005, The Scotts Miracle-Gro Company announced that its Board of Directors approved a $500 million share repurchase program. This repurchase program is authorized for five years and we currently anticipate allocating approximately $100 million per year to the program.

Results of Operations

The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2005:

	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales	63.7	62.4	63.4
Restructuring and other charges	0.0	0.0	0.5
Gross profit	36.3	37.6	36.1
Operating expenses:			
Selling, general and administrative	26.7	25.7	24.4
Impairment, restructuring and other charges	1.4	0.4	0.4
Other income, net	(0.3)	(0.5)	(0.6)
Income from operations	8.5	12.0	11.9
Costs related to refinancings	0.1	2.2	0.0
Interest expense	1.8	2.3	3.6
Income before income taxes	6.6	7.5	8.3
Income taxes	2.4	2.8	3.0
Income from continuing operations	4.2	4.7	5.3
Income from discontinued operations	0.0	0.0	0.0
Net income	4.2%	4.7%	5.3%

Net Sales

Consolidated net sales for fiscal 2005 increased 12.3% to $2.37 billion from $2.11 billion in fiscal 2004. Excluding the impact of Smith & Hawken®, fiscal 2005 net sales were $2.21 billion, an increase of 4.7%. Net price increases and foreign exchange rate changes accounted for 1.9% and 1.2% of the annual increase in net sales, respectively. North America segment sales grew 6.4% to $1.67 billion, 4.2% from volume growth and 2.3% on net pricing. Scotts LawnService® net sales were $159.8 million in fiscal 2005, up 18.2% from fiscal 2004, driven by volume and pricing growth of 15.0%, with acquisitions accounting for the balance of the revenue growth. International segment sales increased by 6.1% to $430.3 million in fiscal 2005, 1.6% from volume growth and 4.5% attributable to the positive impact of foreign exchange rates. In fiscal 2004, worldwide net sales totaled $2.11 billion, an increase of 8.8% compared to fiscal 2003. Positive impacts from foreign exchanges rates contributed 2.3% to sales growth, while the impact of changes in selling prices was not material to fiscal 2004.

Gross Profit

Fiscal 2005 gross profit margins declined 130 basis points compared to fiscal 2004. The Roundup® marketing agreement contribution charge of $45.7 million discussed in detail below reduced fiscal 2005 gross margin by approximately 90 basis points. Smith & Hawken® has gross margins below the Company's average, accounting for approximately 30 basis points of the decline. From an operating segment standpoint, North America gross margins increased 50 basis points, primarily on a higher net Roundup® commission, while pricing offset increased commodity costs. Scotts LawnService® gross margins improved as frontline labor and supervisory productivity and fleet management improvements offset higher fuel costs. Gross margins declined in the International segment primarily due to higher commodity and supply chain costs.

Gross margins include the net commission from the Roundup® marketing agreement, which in fiscal 2005 was a net expense of $5.3 million. In the third quarter of fiscal 2005, the Company recorded a charge of $45.7 million to reflect a liability for the outstanding balance of the deferred contribution amounts payable to Monsanto under the Roundup® marketing agreement. Previously, we had not recognized the contribution amounts deferred under the Roundup® marketing agreement until such deferred amounts were paid, based on management's evaluation of the surrounding facts and circumstances. We now believe it is appropriate to record the liability based on numerous factors, including the recent strong financial performance of the Roundup® business. In October 2005, the then outstanding balance of deferred contribution amount was paid to Monsanto, providing savings to us because this liability carried 8.0% interest compared to our interest rate on incremental borrowings of approximately 5.0%. Excluding this charge, the commission would have been $40.4 million for fiscal 2005, compared with $28.5 million a year earlier. The increase in the pre-charge net Roundup® commission was primarily attributable to the strong sales profitability of this brand in fiscal 2005.

Gross profit margins for fiscal 2004 increased 150 basis points versus fiscal 2003. Gross profit margins were higher in all three segments, as favorable product mix and operating efficiencies more than offset cost pressures primarily from higher fuel and commodity costs, including urea. Lastly, restructuring and other expense in fiscal 2003 costs of sales, primarily related to International supply initiatives, contributed approximately 50 basis points to the fiscal 2004 gross profit margin improvement.

Selling, General and Administrative Expenses (in millions)

	2005	2004	2003
Advertising	$122.5	$105.0	$ 97.7
Selling, general and administrative	486.6	419.6	361.8
Stock-based compensation	9.9	7.8	4.8
Amortization of intangibles	14.8	8.3	8.6
	$633.8	$540.7	$472.9

Advertising expenses in fiscal 2005 were $122.5 million, an increase of $17.5 million from fiscal 2004. Excluding the impact of Smith & Hawken®, advertising expense was 5.0% of net sales in fiscal 2005 compared to 5.2% in fiscal 2004. Increases in media spending in North America and Scotts LawnService® were offset by more focused International media spending. In fiscal 2004, advertising expenses increased $7.3 million from fiscal 2003. Excluding foreign exchange impacts, fiscal 2004 advertising increased $4.6 million or 4.7%, roughly in line with the growth in net sales. The dollar spending increase was focused on Ortho® products and Canada in North America, and Evergreen® lawn fertilizer in the United Kingdom.

S,G&A expenses in fiscal 2005 were $486.6 million compared to $419.6 million in fiscal 2004. Excluding Smith & Hawken®, S,G&A spending was $450.3 million, an increase of $30.7 million or 7.3%. This increase was primarily the result of outside legal fees associated with litigation matters, Sarbanes-Oxley associated compliance costs, expansion of Scotts LawnService®, foreign exchange rates and incremental North America selling expense (primarily for increased home center support), partially offset by lower non-restructuring severance costs in North America and International. In fiscal 2004, S,G&A spending increased $57.8 million or 16.0%. This increase was primarily due to investments in North America marketing research and in-store merchandising to support growth in the home center channel, increased sales and management incentives (resulting from improved performance against incentive targets), higher legal costs and foreign exchange rates.

We began expensing stock options commencing with grants issued in fiscal 2003. The majority of stock options vest over a three-year period subsequent to the grant date, so the expense associated with an option grant is generally recognized ratably over three years. As such, 2005 is the first year that includes a full charge for three years of option grants. Forfeitures reduced the fiscal 2005 expense by approximately $2.2 million.

Amortization of intangibles increased in fiscal 2005, primarily as a result of a comprehensive review of intangibles and corrections to the accumulated amortization of certain intangible assets. Recent acquisitions, primarily Smith & Hawken® and Scotts LawnService® locations, also contributed to this increase.

Impairment, Restructuring and Other Charges, net (in millions)

	2005	2004	2003
Impairment charges	$ 23.4	$ —	$ —
Restructuring — severance and related	26.3	9.1	8.0
Litigation related income	(16.8)	—	—
Other	0.3	—	—
	$ 33.2	$9.1	$8.0

Impairment, restructuring and other charges in fiscal 2005 were the result of several significant events. In the first quarter of fiscal 2005, we completed our annual impairment analysis of goodwill and indefinite-lived intangible assets and determined that tradenames associated with our consumer business in the United Kingdom were impaired. The reduction in the value of the tradenames has resulted primarily from a decline in the profitability of the U.K. growing media business and unfavorable category mix trends. Although management is developing strategies focused on significantly improving the profitability of the United Kingdom business, an assessment of future cash flows indicated that an impairment charge against the book value of the tradenames was appropriate. Accordingly, an impairment charge of $22.0 million was recorded in the first quarter of fiscal 2005. No impairment charge was recorded in fiscal 2004.

Fiscal 2005 restructuring charges for severance and related costs were primarily associated with our fiscal 2005 long-term strategic improvement plan. As a result of this program, approximately 110 associates accepted early retirement or were severed during the last four months of fiscal 2005. Fiscal 2004 restructuring charges consisted of $6.1 million related to the restructuring of our International management team and $3.0 million related to outsourcing of our data center and application software functions. Fiscal 2003 restructuring charges were related to our International profit improvement plan and the exiting of an administrative facility in North America.

Litigation related income is attributable to two separate matters in fiscal 2005. In the fourth quarter of fiscal 2001, as a result of collection concerns, we recorded a reserve against accounts receivable from Central Garden & Pet Company (Central Garden). This charge was recorded in impairment, restructuring and other changes, net. After nearly five years of pursuing collection of these receivables via litigation, we received payment totaling $15.0 million on July 14, 2005. As a result, we reversed $7.9 million of the Central Garden reserve recorded in fiscal 2001. In September 2005, we reached a settlement with sanofi-aventis related to our litigation of matters related to the Aventis business. In relation to this settlement, we received a net $8.9 million settlement on September 30, 2005.

Other Income, net

Other income, net was $7.5 million for fiscal 2005, compared to $10.2 million in fiscal 2004. Other income for fiscal 2005 resulted primarily from $4.1 million awarded to us as part of the Central Garden judgment discussed above and royalty income, partially offset by foreign currency losses. Other income in fiscal 2004 and fiscal 2003 was attributable to royalty income, gains on foreign currency transactions, Scotts LawnService® franchise fees and cost subsidies related to the sale of peat bogs in the United Kingdom, for which a portion of the cost benefit was historically recorded as other income (fiscal 2004 was the final year we received such subsidies.)

Operating Profit by Segment (in millions)

	2005	2004	2003
North America	$343.9	$306.1	$282.3
Scotts LawnService®	13.1	9.4	6.0
International	34.3	29.3	29.4
Corporate & other	(94.2)	(70.6)	(57.1)
Segment total	297.1	274.2	260.6
Roundup® deferred contribution charge	(45.7)	—	—
Roundup® amortization	(2.8)	(3.3)	(3.3)
Amortization	(14.8)	(8.3)	(8.6)
Impairment of intangibles	(23.4)	—	—
Restructuring and other charges	(9.5)	(9.8)	(17.1)
	$200.9	$252.8	$231.6

North America

North America segment net sales were $1.67 billion in fiscal 2005, an increase of 6.4% from fiscal 2004. Of the increase in North America net sales, approximately 2.3% was attributable to pricing. Within the North America segment, Gardening Products net sales, which include growing media and garden fertilizers, increased 9.8% with higher sales of value-added Miracle-Gro® garden soils and potting mix, Shake 'n Feed® continuous release plant food and Organic Choice® garden soils. Net sales of Ortho® products increased by 11.0% in fiscal 2005, driven largely by the successful launches of Home Defense® Max®, Weed B Gon® Max™, and Ortho® Season-Long Grass and Weed Killer concentrate. Excluding the favorable impact of foreign exchange, the Canadian group of North America posted a 23.0% net sales increase in fiscal 2005. Unfavorable early season weather conditions adversely impacted the Lawns group within North America, resulting in net sales that were flat compared to fiscal 2004.

During fiscal 2004, North America segment sales increased 7.5%. Within the North America segment, Lawns net sales increased 4.6% due to continued strong sales of value-added combination products, such as Turf Builder® Fertilizer with Halts® Crabgrass Preventer, Turf Builder® with Plus 2® Weed Control and Bonus® S, offset by spreader and grass seed sales which were essentially flat year-over-year. Gardening Products sales, which include growing media and garden fertilizers, increased 3.1% with higher sales of value-added Miracle-Gro® potting mix and garden soils partially offset by lower sales of commodity growing media products. Net sales of Ortho® products increased a robust 16.1%, driven largely by the successful launches of Bug B Gon Max®, Ortho® Season-Long Grass and Weed Killer and a new range of opening price point weed and insect control products under the Ortho® Basic Solutions label at a major retailer.

In fiscal 2005, North America segment operating income increased $37.8 million or 12.3%. Higher sales volume and gross profits, product price increases, strong performance in the Roundup® business and moderate increases in S,G&A spending more than offset higher commodity and fuel costs, investments in the home center sales team, and in research and development projects.

During fiscal 2004, North America segment operating income increased $23.8 million or 8.4%. Higher sales volume, favorable product mix, largely due to new product introductions within the Ortho® line, a continued shift to value-added Growing Media sales, increased penetration of value-added lawn combination products and warehousing and distribution efficiencies more than offset higher urea and freight costs and increased advertising and S,G&A expenses.

Scotts LawnService®

In fiscal 2005, we continued the expansion of our Scotts LawnService® business. Through acquisitions and internal growth, revenues have increased from approximately $42 million in fiscal 2001 to $159.8 million in fiscal 2005. We invested $6.4 million of capital in lawn care acquisitions in fiscal 2005 and expect to continue to make selective acquisitions in fiscal 2006 and beyond.

Scotts LawnService® segment net sales increased $24.6 million or 18.2% in fiscal 2005. In fiscal 2004, Scotts LawnService® net sales increased 22.5% or $24.8 million. The growth in net sales for both years has been from increased customer retention, higher new customer sales during the peak spring selling season, geographic expansion and the full year impact of recent acquisitions. The impact of acquisitions contributed approximately 3.6% and 5.4% of revenue growth in 2005 and 2004, respectively.

Operating income for the Scotts LawnService® segment increased $3.7 million or 39.4% in fiscal 2005 and $3.4 million or 56.7% in fiscal 2004. These increases are the result of revenue growth and improving operating margins where we are balancing capturing scale economies as we grow with making the appropriate infrastructure investments to support future growth and service levels.

International

Fiscal 2005 International segment net sales increased $24.7 million or 6.1% compared to fiscal 2004. Excluding the effects of currency fluctuations, the fiscal 2005 net sales increase was 1.1%. Lower sales in France and the Benelux countries largely offset higher sales in the International professional business, Central Europe and the United Kingdom.

Net sales for the International segment in fiscal 2004 grew 8.6% or $32.1 million compared to fiscal 2003. Excluding the effects of currency fluctuations and the impact of discontinuing the sale of certain low margin professional growing media products, net sales were essentially unchanged in fiscal 2004 versus the prior year. Sales increases in the United Kingdom and the International professional business were offset by lower sales in Central Europe and the Benelux countries, principally due to cold and wet spring weather conditions.

International segment operating income grew $5.0 million or 17.1% in fiscal 2005, compared to fiscal 2004. Excluding favorable foreign exchange rates, International segment operating income increased 8.5%. The increase in fiscal 2005 operating income was attributable to modest revenue growth and reduced S,G&A spending, partially offset by lower gross margins.

In fiscal 2004, International operating income decreased $0.1 million, as favorable foreign currency impacts and a higher Roundup® commission were offset by increases in media and S,G & A spending.

Corporate & Other

The loss in Corporate & Other increased by $23.5 million in fiscal 2005. As discussed earlier, this was largely driven by increased legal and Sarbanes-Oxley compliance costs.

Management's Outlook

We are very pleased with our performance in fiscal 2005. Despite upward pressure on commodity raw material costs and poor early season weather conditions in North America and Europe, we delivered record net sales and strong earnings for the year. Our sales results were driven by strong point of sales growth in our North America business, particularly gardening and control products, and continued expansion of our Scotts LawnService® business.

Our strong results in fiscal 2005 have set the stage for another successful year in 2006. We are committed to executing the strategic initiatives, all of which will increase operating profits, secure future growth opportunities and strengthen the Company's franchise for our consumers, our retail partners and our shareholders.

From a financial perspective, the execution of our strategic plan will also allow us to continue to improve Return on Invested Capital (ROIC) and free cash flows. Our dividends and stock repurchase program will allow us to return funds to shareholders while maintaining our targeted capital structure and allowing for opportunistic acquisitions.

For certain information concerning our risk factors, see "RISK FACTORS" included elsewhere in this Annual Report.

Liquidity and Capital Resources

Net cash provided from operating activities was $226.7 million for fiscal 2005, compared to $214.2 million for fiscal 2004. This strong cash flow performance was fueled by increased profitability (excluding the non-cash costs related to the $22.0 million impairment charge for certain U.K. intangible assets) and reduced working capital associated with higher payroll and miscellaneous accrued liabilities.

The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory) during the first half of the year. Receivables and payables also build substantially in the second quarter of the year in line with the timing of sales as the spring selling season begins. These balances liquidate during the June through September period as the lawn and garden season unwinds. Unlike our core retail business, Scotts LawnService® typically has its highest receivables balances in the fourth quarter because of the seasonal timing of customer applications and extra services revenues.

Investing activities over the past three years have been directed towards a number of acquisitions to support the growth and expansion of our Scotts LawnService® business. In addition, on October 2, 2004, we acquired all outstanding shares of Smith & Hawken® for a total cost of $73.6 million (net of cash acquired). Capital spending on property, plant and equipment has declined since fiscal 2003 when major capital investments were made in the information systems area (principally supply chain related). The investment and redemption of available-for-sale securities represents the impact of investing in adjustable rate notes ("Notes") during fiscal 2004. These investments were made in lieu of investing excess cash in overnight funds as the Notes offered an improved yield with comparable risk. The Notes were redeemed and converted into cash on October 1, 2004, to partially fund the acquisition of Smith & Hawken®.

Financing activities used cash of $195.2 million and $133.0 million in fiscal 2005 and fiscal 2004, respectively. We have aggressively managed our credit agreements and borrowings to maximize the benefit of our improving capital structure and debt facilities. To this end, approximately $211 million of debt was retired in fiscal 2005 in addition to the approximately $144 million retired in fiscal 2004. We also paid our first ever common share dividend in the fourth quarter of fiscal 2005 in the amount of $8.6 million. Continuation of this dividend will require an ongoing annual cash cost of approximately $35 million. Offsetting these financing cash uses was $32.2 million in proceeds from the exercise of employee stock options in fiscal 2005 in addition to proceeds of $23.5 million in fiscal 2004.

Our primary sources of liquidity are cash generated by operations and borrowings under our credit agreements. On July 21, 2005, we entered into a Revolving Credit Agreement (the "New Credit Agreement"), which consists of an aggregate $1.0 billion multi-currency commitment, that extends through July 21, 2010. We may also request an additional $150 million in revolving credit commitments, subject to approval from our lenders. The New Credit Agreement provides for tighter borrowing spreads and greater flexibility to repay debt compared to our previous borrowing arrangement. As of September 30, 2005, there was $818.7 million of availability under the New Credit Agreement. As of September 30, 2005, we also had $200.0 million of 6 5/8% Senior Subordinated Notes outstanding. Note 9 of the Notes to Consolidated Financial Statements provides additional information pertaining to our current borrowings and debt refinancing activity during the past two fiscal years. We were in compliance with all of our debt covenants throughout fiscal 2005.

We have not paid dividends on common shares in the past. Based on levels of cash flow generated by the business in recent years and our improving financial condition, on June 22, 2005, we announced that The Scotts Miracle-Gro Company's Board of Directors approved an annual dividend of 50-cents per share to be paid at 12.5-cents each quarter beginning in the fourth quarter of fiscal 2005. Our first and second quarterly dividends were paid on September 1, 2005 and December 1, 2005. In addition to the 2-for-1 stock split noted earlier, on October 27, 2005, The Scotts Miracle-Gro Company announced that its Board of Directors had approved a $500.0 million share repurchase program. This repurchase program is authorized for five years and we currently anticipate allocating approximately $100.0 million per year on the program. We did not repurchase any common shares in fiscal 2005 or fiscal 2004.

The unfunded status of our pension plans deteriorated during fiscal 2005 after showing an improvement at the end of fiscal 2004. The unfunded status of our curtailed defined benefit plans in the United States increased from $22.5 million to $23.6 million at September 30, 2004 and 2005, respectively. The funded status was negatively impacted by the $2.3 million curtailment loss resulting from early retirements and severance in conjunction with our strategic improvement plan. In addition, plan contributions of $0.1 million and $9.7 million were made in fiscal 2005 and fiscal 2004, respectively. Our International plans' deficit increased from $50.9 million to $61.8 million at September 30, 2004 and 2005, respectively. This $10.9 million increase was fueled by reductions in the discount rates used to measure the projected benefit obligation, unfavorable foreign currency translation, and updated mortality assumptions, which more than offset better than expected investment returns and an increase in employer contributions.

Our off-balance sheet financing arrangements are in the form of operating leases that are disclosed in Note 14 of the Notes to Consolidated Financial Statements.

We are party to various pending judicial and administrative proceedings arising in the ordinary course of business. These include, among others, proceedings based on accidents or product liability claims and alleged violations of environmental laws. We have reviewed our pending environmental and legal proceedings, including the probable outcomes, reasonably anticipated costs and expenses, reviewed the availability and limits of our insurance coverage and have established what we believe to be appropriate reserves. We do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations.

The following table summarizes our future cash outflows for contractual obligations as of September 30, 2005 (in millions):

		Payments Due by Period			
Contractual Cash Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$ 393.5	$ 11.1	$ 8.5	$168.9	$205.0
Operating lease obligations	165.7	42.5	47.4	28.0	47.8
Rod McClellan Company acquisition	20.8	20.8	—	—	—
Purchase obligations	662.2	550.3	94.7	17.2	
Total contractual cash obligations	$1,242.2	$624.7	$150.6	$ 214.1	$252.8

In our opinion, cash flows from operations and capital resources will be sufficient to meet debt service and working capital needs during fiscal 2006, and thereafter for the foreseeable future. However, we cannot ensure that our business will generate sufficient cash flow from operations or that future borrowings will be available under our credit facilities in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control.

Environmental Matters

We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking actions aimed at ensuring compliance with, such laws and regulations. We are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial position. However, there can be no assurance that the resolution of these matters will not materially affect our future quarterly or annual results of operations, financial condition or cash flows.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain accounting policies are particularly significant, including those related to revenue recognition, goodwill and intangibles, certain employee benefits, and income taxes. We believe these accounting policies, and others set forth in Note 1 of the Notes to Consolidated Financial Statements, should be reviewed as they are integral to understanding our results of operations and financial position. Our critical accounting policies are reviewed periodically with the Audit Committee of The Scotts Miracle-Gro Company Board of Directors.

The preparation of financial statements requires management to use judgment and make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, restructuring, environmental matters, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Most of our revenue is derived from the sale of inventory, and we recognize revenue when title and risk of loss transfer, generally when products are received by the customer. Provisions for payment discounts, product returns and allowances are recorded as a reduction of sales at the time revenue is recognized based on historical trends and adjusted periodically as circumstances warrant. Similarly, reserves for uncollectible receivables due from customers are established based on management's judgment as to the ultimate collectibility of these balances. We offer sales incentives through various programs, consisting principally of volume rebates, cooperative advertising, consumer coupons and other trade programs. The cost of these programs is recorded as a reduction of sales. The recognition of revenues, receivables and trade programs requires the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.

Long-lived Assets

We have significant investments in property and equipment, intangible assets and goodwill. Whenever changing conditions warrant, we review the realizability of the assets that may be affected. At least annually, we review goodwill and indefinite-lived intangible assets for impairment. The review for impairment of long-lived assets, intangibles and goodwill is based on our estimates of future cash flows, which are based upon budgets and longer-range strategic plans. These budgets and plans are used for internal purposes and are also the basis for communication with outside parties about future business trends. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. As a result, impairment charges that possibly should have been recognized in earlier periods may not be recognized until later periods if actual results deviate unfavorably from earlier estimates.

Inventories

Inventories are stated at the lower of cost or market, the majority of which are based on the first-in, first-out method of accounting. Reserves for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. The adequacy of our reserves could be materially affected by changes in the demand for our products or regulatory actions.

Contingencies

As described more fully in Note 16 of the Notes to Consolidated Financial Statements, we are involved in significant environmental and legal matters, which have a high degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for their resolution. There can be no assurance that the ultimate outcomes will not differ materially from our assessment of them. There can also be no assurance that all matters that may be brought against us are known at any point in time.

Income Taxes

Our annual effective tax rate is established based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. Valuation allowances are used to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and consolidated statement of operations reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end.

Associate Benefits

We sponsor various post-employment benefit plans. These include pension plans, both defined contribution plans and defined benefit plans, and other post-employment benefit (OPEB) plans, consisting primarily of health care for retirees. For accounting purposes, the defined benefit pension and OPEB plans are dependent on a variety of assumptions to estimate the projected and accumulated benefit obligations determined by actuarial valuations. These assumptions include the following: discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality; expected return on plan assets; and health care cost trend rates. These and other assumptions affect the annual expense recognized for these plans.

Assumptions are reviewed annually for appropriateness and updated as necessary. We base the discount rate assumption on investment yields available at year-end on corporate long-term bonds rated AA or the equivalent. The salary growth assumption reflects our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets assumption reflects asset allocation, investment strategy and the views of investment managers regarding the market. Retirement and mortality rates are based primarily on actual and expected plan experience. The effects of actual results differing from our assumptions are accumulated and amortized over future periods.

Changes in the discount rate and investment returns can have a significant effect on the funded status of our pension plans and shareholders' equity. We cannot predict these discount rates or investment returns with certainty and, therefore, cannot determine whether adjustments to our shareholders' equity for minimum pension liability in subsequent years will be significant.

We also award stock options to directors and certain associates. Beginning in fiscal 2003, we began expensing prospective grants of employee stock-based compensation awards in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The fair value of future awards is being expensed ratably over the vesting period, which has historically been three years, except for grants to directors, which have shorter vesting periods. Stock options granted prior to fiscal 2003 are accounted for under the intrinsic value recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As those stock options were issued with exercise prices equal to the market value of the underlying common shares on the grant date, no compensation expense was recognized.

RISK FACTORS

Cautionary Statement on Forward-Looking Statements

We have made and will make "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in our fiscal 2005 Form 10-K, in this Annual Report and in other contexts relating to future growth and profitability targets and strategies designed to increase total shareholder value. Forward-looking statements also include, but are not limited to, information regarding our future economic and financial condition, the plans and objectives of our management and our assumptions regarding our performance and these plans and objectives.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

Some forward-looking statements that we make in this Annual Report, in our fiscal 2005 Form 10-K and in other contexts represent challenging goals for our company, and the achievement of these goals is subject to a variety of risks and assumptions and numerous factors beyond our control. Important factors that could cause actual results to differ materially from the forward-looking statements we make are described below. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by the following cautionary statements.

Products

Perceptions that the products we produce and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We manufacture and market a number of complex chemical products, such as fertilizers, growing media, herbicides and pesticides, bearing our brand names. On occasion, allegations are made that some of our products have failed to perform up to expectations or have caused damage or injury to individuals or property. Based on reports of contamination at a third party supplier's vermiculite mine, the public may perceive that some of our products manufactured in the past using vermiculite are or may also be contaminated. Public perception that our products are not safe, whether justified or not, could impair our reputation, involve us in litigation, damage our brand names and have a material adverse affect on our business.

Weather and Seasonality

Weather conditions in North America and Europe can have a significant impact on the timing of sales in the spring selling season and overall annual sales. An abnormally wet and/or cold spring throughout North America or Europe could adversely affect both fertilizer and pesticide sales and, therefore, our financial results. Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past three fiscal years, more than 70% of our net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and borrowings peak toward the end of our second fiscal quarter because we are incurring expenditures in preparation for the spring selling season while the majority of our revenue collections occur in our third fiscal quarter. If cash on hand is insufficient to pay our obligations as they come due, including interest payments or operating expenses, at a time when we are unable to draw on our credit facility, this seasonality could have a material adverse effect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

Competition

Each of our segments participates in markets that are highly competitive. Many of our competitors sell their products at prices lower than ours, and we compete primarily on the basis of product quality, product performance, value, brand strength, supply chain competency and advertising. Some of our competitors have significant financial resources. The strong competition that we face in all of our markets may prevent us from achieving our revenue goals, which may have a material adverse affect on our financial condition and results of operations.

Customer Concentration

North America segment net sales represented approximately 70% of our worldwide net sales in fiscal 2005. Our top three North American retail customers together accounted for 64% of our North America segment fiscal 2005 net sales and 80% of our outstanding accounts receivable as of September 30, 2005. Home Depot, Wal*Mart and Lowe's represented approximately 33%, 17% and 14%, respectively, of our fiscal 2005 North America net sales. The loss of, or reduction in orders from, Home Depot, Wal*Mart, Lowe's or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse affect on our financial condition and results of operations.

We do not have long-term sales agreements or other contractual assurances as to future sales to any of our major retail customers. In addition, continued consolidation in the retail industry has resulted in an increasingly concentrated retail base. To the extent such concentration continues to occur, our net sales and income from operations may be increasingly sensitive to deterioration in the financial condition of, or other adverse developments involving our relationship with, one or more customers.

Significant Agreement

If we were to commit a serious default under the marketing agreement with Monsanto for consumer Roundup® products, Monsanto may have the right to terminate the agreement. If Monsanto were to terminate the marketing agreement for cause, we would not be entitled to any termination fee, and we would lose all, or a significant portion, of the significant source of earnings and overhead expense absorption the marketing agreement provides. Monsanto may also be able to terminate the marketing agreement within a given region, including North America, without paying us a termination fee if sales to consumers in that region decline: (1) over a cumulative three fiscal year period; or (2) by more than 5% for each of two consecutive years.

Debt

We have a significant amount of debt that could adversely affect our financial health and prevent us from fulfilling our obligations. Our substantial indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations under outstanding indebtedness and otherwise;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness, which would reduce the cash flows available to fund working capital, capital expenditures, advertising, research and development efforts and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds; and
- expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures, acquisitions, dividends and the planned five-year stock repurchase plan will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure you that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our credit facility contains restrictive covenants and cross default provisions that require us to maintain specified financial ratios. Our ability to satisfy those financial ratios can be affected by events beyond our control, and we cannot be assured we will satisfy those ratios. A breach of any of these financial ratio covenants or other covenants could result in a default. Upon the occurrence of an event of default, the lenders could elect to declare the applicable outstanding indebtedness due immediately and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Equity Ownership Concentration

Hagedorn Partnership, L.P. beneficially owned approximately 31% of our outstanding common shares as of December 1, 2005, and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

Regulatory and Environmental

Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must be registered with the U.S. EPA (and similar state agencies) before they can be sold. The inability to obtain or the cancellation of any such registration could have an adverse effect on our business, the severity of which would depend on the products involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute active ingredients, but there can be no assurance that we will continue to be able to avoid or minimize these risks.

The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides, which standard is the reasonable certainty that no harm will result from the cumulative effect of pesticide exposures. Under this Act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, are typically manufactured by independent third parties and continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. The U.S. EPA or the third party registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal from retailers by December 2004 of residential uses of products containing diazinon, also used in our lawn and garden products. We cannot predict the outcome or the severity of the effect of their continuing evaluations.

In addition, the use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. These regulations may include requirements that only certified or professional users apply the product or that certain products be used only on certain types of locations, may require users to post notices on properties to which products have been or will be applied, may require notification to individuals in the vicinity that products will be applied in the future or may ban the use of certain ingredients. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot assure you that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially affect future quarterly or annual operating results.

The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of legislation.

In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities.

The adequacy of our current environmental reserves and future provisions is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and several significant assumptions:

- that we have identified all of the significant sites that must be remediated;
- that there are no significant conditions of potential contamination that are unknown to us; and

- that with respect to the agreed judicial Consent Order in Ohio, the potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, it could have a material impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

European Economic Conditions and Foreign Currency Exposures

We currently operate manufacturing, sales and service facilities outside of North America, particularly in the United Kingdom, Germany, France and the Netherlands. In fiscal 2005, International net sales accounted for approximately 18% of our total net sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

- fluctuations in currency exchange rates;
- limitations on the remittance of dividends and other payments by foreign subsidiaries;
- additional costs of compliance with local regulations; and
- historically, in certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international operations could adversely affect our operations and financial results in the future.

Restructuring Activities

In June 2005, we commenced a long-term strategic improvement plan, focused on improving organizational effectiveness, implementing better business processes and reducing S,G&A expenses. This reorganization places significant pressure on many S,G&A functions to reduce headcount and streamline activities. While management believes these efforts will ultimately generate even stronger financial results, there can be no assurance that the plan will achieve all of its expected savings and that unanticipated difficulties may be encountered in executing the plan.

Cost Pressures

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices, such as those experienced in fiscal 2005. Market conditions may limit the Company's ability to raise selling prices to offset increases in our input costs. The uniqueness of our technologies can limit our ability to locate alternative supplies for certain products. For certain materials, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing the product to market.

Manufacturing

We use a combination of internal and outsourced facilities to manufacture our products. We are subject to the inherent risks in such activities, including product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing sites, disruptions in logistics, labor disputes and industrial accidents. Furthermore, we are subject to natural disasters and other factors over which the Company has no control.

Acquisitions

From time to time we make strategic acquisitions, including the October 2004 acquisition of Smith & Hawken®, the October 2005 acquisition of Rod McLellan Company (RMC) and the November 2005 acquisition of Gutwein (Morning Song®). Acquisitions have inherent risks, such as obtaining necessary regulatory approvals, retaining key personnel, integration of the acquired business, and achievement of planned synergies and projections.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As part of our ongoing business, we are exposed to certain market risks, including fluctuations in interest rates, foreign currency exchange rates and commodity prices. We use derivative financial and other instruments, where appropriate, to manage these risks. We do not enter into transactions for trading or speculative purposes.

Interest Rate Risk

We had various debt instruments outstanding at September 30, 2005 and 2004 that are impacted by changes in interest rates. As a means of managing our interest rate risk on these debt instruments, we enter into interest rate swap agreements to effectively convert certain variable-rate debt obligations to fixed rates.

At September 30, 2005, we had no outstanding interest rate swaps. At September 30, 2004, we had nine outstanding interest rate swaps with major financial institutions that effectively converted a portion of our variable-rate debt to a fixed rate. The swaps had notional amounts between $10 million and $50 million ($175 million in total) with three- to seven-year terms commencing in October 2001. Under the terms of these swaps, we paid fixed rates ranging from 2.76% to 3.77% and received three-month LIBOR.

The following table summarizes information about our derivative financial instruments and debt instruments that are sensitive to changes in interest rates as of September 30, 2005 and 2004. For debt instruments, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents expected cash flows based on notional amounts and weighted-average interest rates by contractual maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at September 30, 2005 and 2004. A change in our variable interest rate of 1% would have a $1.7 million impact on interest expense for the $166.2 million of our variable-rate debt that had not been hedged via an interest rate swap at September 30, 2005. The information is presented in U.S. dollars (in millions):

	Expected Maturity Date			
2005	2010	After	Total	Fair Value
Long-term debt:				
Fixed rate debt		$200.0	$200.0	$201.5
Average rate		6.625%	6.625%	
Variable rate debt	$166.2		$166.2	$166.2
Average rate	3.52%		3.52%	

	Expected Maturity Date							
2004	2005	2006	2007	2008	2009	After	Total	Fair Value
Long-term debt:								
Fixed rate debt						$200.0	$200.0	$ 211.8
Average rate						6.625%	6.625%	
Variable rate debt	$ 4.0	$ 4.0	$ 12.8	$43.4	$192.7	$ 142.1	$399.0	$399.0
Average rate	3.98%	3.98%	3.98%	3.98%	3.98%	3.98%	3.98%	
Interest rate derivatives:								
Interest rate swaps based on U.S. dollar LIBOR	$ 1.6	$ 0.3	$ (0.4)	$ (0.8)	$ (0.2)		$ 0.5	$ 0.5
Average rate	3.53%	3.43%	3.43%	3.53%	3.55%		3.75%	

Other Market Risks

Our market risk associated with foreign currency rates is not considered to be material. Through fiscal 2005, we had only minor amounts of transactions that were denominated in currencies other than the currency of the country of origin. We are subject to market risk from fluctuating market prices of certain raw materials, including urea and other chemicals and paper and plastic products. Our objectives surrounding the procurement of these materials are to ensure continuous supply and to minimize costs. We seek to achieve these objectives through negotiation of contracts with favorable terms directly with vendors. We do not enter into forward contracts or other market instruments as a means of achieving our objectives or minimizing our risk exposures on these materials.

ANNUAL REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of The Scotts Miracle-Gro Company and our consolidated subsidiaries are being made only in accordance with authorizations of management and directors of The Scotts Miracle-Gro Company and our consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of The Scotts Miracle-Gro Company and our consolidated subsidiaries that could have a material effect on the consolidated financial statements.

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2005, the end of our fiscal year. Management based its assessment on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of September 30, 2005, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We reviewed the results of management's assessment with the Audit Committee of The Scotts Miracle-Gro Company.

Our independent registered public accounting firm, Deloitte & Touche LLP, audited management's assessment and independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche LLP has issued an attestation report concurring with management's assessment, as stated in their report which appears herein.

/s/ JAMES HAGEDORN

James Hagedorn
Chief Executive Officer
and Chairman of the Board
Dated: December 14, 2005

/s/ CHRISTOPHER L. NAGEL

Christopher L. Nagel
Executive Vice President
and Chief Financial Officer
Dated: December 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited the accompanying consolidated balance sheet of The Scotts Miracle-Gro Company and Subsidiaries (the "Company") as of September 30, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 2004 and 2003 were audited by other auditors whose report, dated November 22, 2004, expressed an unqualified opinion on those statements and included an explanatory paragraph concerning the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 123, "Accounting for Stock-Based Compensation," as discussed in Notes 6 and 1, respectively, to the financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Columbus, Ohio
December 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
The Scotts Miracle-Gro Company
Marysville, Ohio

We have audited management's assessment, included in the accompanying Annual Report of Management on Internal Control Over Financial Reporting, that The Scotts Miracle-Gro Company and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005 is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2005 of the Company and our report dated December 14, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Columbus, Ohio
December 14, 2005

The Scotts Miracle-Gro Company
Consolidated Statements of Operations
for the fiscal years ended September 30, 2005, 2004 and 2003
(in millions, except per share data)

	2005	2004	2003
Net sales	$2,369.3	$ 2,106.5	$1,941.6
Cost of sales	1,509.2	1,313.5	1,230.8
Restructuring and other charges	(0.3)	0.6	9.1
Gross profit	860.4	792.4	701.7
Operating expenses:			
Selling, general and administrative	633.8	540.7	472.9
Impairment, restructuring and other charges	33.2	9.1	8.0
Other income, net	(7.5)	(10.2)	(10.8)
Income from operations	200.9	252.8	231.6
Costs related to refinancings	1.3	45.5	—
Interest expense	41.5	48.8	69.2
Income before income taxes	158.1	158.5	162.4
Income taxes	57.7	58.0	59.2
Income from continuing operations	100.4	100.5	103.2
Income from discontinued operations	0.2	0.4	0.6
Net income	$ 100.6	$ 100.9	$ 103.8
Basic earnings per common share:			
Income from continuing operations	$ 1.51	$ 1.55	$ 1.67
Income from discontinued operations	—	0.01	0.01
Net income	$ 1.51	$ 1.56	$ 1.68
Diluted earnings per common share:			
Income from continuing operations	$ 1.47	$ 1.51	$ 1.61
Income from discontinued operations	—	0.01	0.01
Net income	$ 1.47	$ 1.52	$ 1.62

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Cash Flows
for the fiscal years ended September 30, 2005, 2004 and 2003
(in millions)

	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$100.6	$100.9	$103.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of intangible assets	23.4	—	—
Costs related to refinancings	1.3	45.5	—
Stock-based compensation expense	10.7	7.8	4.8
Depreciation	49.6	46.1	40.3
Amortization	17.6	11.6	11.9
Deferred taxes	(13.6)	17.6	48.3
Changes in assets and liabilities, net of acquired businesses:			
Accounts receivable	(37.9)	(1.9)	(27.3)
Inventories	(15.8)	(14.0)	(5.3)
Prepaid and other current assets	8.1	(16.9)	3.7
Accounts payable	10.3	(18.7)	26.3
Accrued taxes and liabilities	27.9	29.5	6.6
Restructuring reserves	10.3	0.8	(7.1)
Other non-current items	6.6	(5.8)	0.3
Other, net	27.6	11.7	9.8
Net cash provided by operating activities	226.7	214.2	216.1
INVESTING ACTIVITIES			
Investment in available for sale securities	—	(121.4)	—
Redemption of available for sale securities	57.2	64.2	
Payments on seller notes	—	(12.3)	(36.7)
Investment in property, plant and equipment, net	(40.4)	(35.1)	(51.8)
Investments in acquired businesses, net of cash acquired	(77.7)	(8.2)	(20.4)
Net cash used in investing activities	(60.9)	(112.8)	(108.9)
FINANCING ACTIVITIES			
Borrowings under revolving and bank lines of credit	924.2	648.6	801.9
Repayments under revolving and bank lines of credit	(736.4)	(646.6)	(819.5)
Repayment of term loans	(399.0)	(827.5)	(62.4)
Proceeds from issuance of term loans	—	900.0	—
Redemption of 8 5/8% Senior Subordinated Notes	—	(418.0)	—
Proceeds from issuance of 6 5/8% Senior Subordinated Notes	—	200.0	—
Financing and issuance fees	(3.6)	(13.0)	(0.4)
Dividends paid	(8.6)	—	—
Payments on sellers notes	(6.9)	—	—
Cash received from exercise of stock options	32.2	23.5	21.4
Proceeds from termination of interest rate swaps	2.9	—	—
Net cash used in financing activities	(195.2)	(133.0)	(59.0)
Effect of exchange rate changes	(6.0)	(8.7)	8.0
Net (decrease) increase in cash	(35.4)	(40.3)	56.2
Cash and cash equivalents, beginning of year	115.6	155.9	99.7
Cash and cash equivalents, end of year	$ 80.2	$ 115.6	$155.9
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid, net of interest capitalized	(39.9)	(50.9)	(66.7)
Income taxes paid	(64.0)	(34.7)	(19.5)

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Balance Sheets
September 30, 2005 and 2004
(in millions except per share data)

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 80.2	$ 115.6
Investments	—	57.2
Accounts receivable, less allowances of $11.4 in 2005 and $29.0 in 2004	323.3	292.4
Inventories, net	324.9	290.1
Prepaid and other assets	59.4	75.0
Total current assets	787.8	830.3
Property, plant and equipment, net	337.0	328.0
Goodwill	432.9	417.9
Intangible assets, net	439.5	431.0
Other assets	21.7	40.6
Total assets	$2,018.9	$2,047.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 11.1	$ 22.1
Accounts payable	151.7	130.3
Accrued liabilities	314.7	261.9
Accrued taxes	8.7	19.3
Total current liabilities	486.2	433.6
Long-term debt	382.4	608.5
Other liabilities	124.1	131.1
Total liabilities	992.7	1,173.2
Commitments and contingencies (Notes 14, 15 and 16)		
Shareholders' equity:		
Common shares, no par value per share, $.01 stated value per share, shares issued and outstanding of 67.8 in 2005 and 65.6 in 2004	0.3	0.3
Deferred compensation — stock awards	(12.2)	(10.4)
Capital in excess of stated value	503.2	443.0
Retained earnings	591.5	499.5
Accumulated other comprehensive loss	(56.6)	(57.8)
Total shareholders' equity	1,026.2	874.6
Total liabilities and shareholders' equity	$2,018.9	$2,047.8

See Notes to Consolidated Financial Statements.

The Scotts Miracle-Gro Company
Consolidated Statements of Shareholders' Equity
for the fiscal years ended September 30, 2005, 2004 and 2003
(in millions)

	Common Stock		Deferred	Capital in Excess of	Retained	Treasury Stock		Accumulated Other Comprehensive	
	Shares	Amount	Compensation	Stated Value	Earnings	Shares	Amount	Income/(loss)	Total
Balance, September 30, 2002	62.7	$0.3		$398.6	$294.8	(2.4)	$ (41.8)	$(58.0)	$ 593.9
Net income					103.8				103.8
Foreign currency translation								(2.8)	(2.8)
Unrecognized gain on derivatives, net of tax								0.8	0.8
Minimum pension liability, net of tax								(0.8)	(0.8)
Comprehensive income									101.0
Stock-based compensation awarded			$ (13.1)	13.1					
Stock-based compensation expense			4.8						4.8
Issuance of common shares	1.4			(13.3)					(13.3)
Treasury stock activity						2.4	41.8		41.8
Balance, September 30, 2003	64.1	0.3	(8.3)	398.4	398.6	–	–	(60.8)	728.2
Net income					100.9				100.9
Foreign currency translation								(0.9)	(0.9)
Unrecognized gain on derivatives, net of tax								1.0	1.0
Minimum pension liability, net of tax								2.9	2.9
Comprehensive income									103.9
Stock-based compensation awarded			(12.2)	12.2					
Stock-based compensation forfeitures			1.2	(1.2)					
Stock-based compensation expense			8.9						8.9
Issuance of common shares	1.6			33.6					33.6
Balance, September 30, 2004	65.7	0.3	(10.4)	443.0	499.5	–	–	(57.8)	874.6
Net Income					100.6				100.6
Foreign currency translation								4.1	4.1
Unrecognized gain on derivatives, net of tax								2.1	2.1
Minimum pension liability, net of tax								(5.0)	(5.0)
Comprehensive Income									101.8
Stock-based compensation awarded			(15.1)	15.1					
Stock-based compensation forfeitures			2.6	(2.6)					
Stock-based compensation expense			10.7						10.7
Cash dividends paid (12.5 cents per share)					(8.6)				(8.6)
Issuance of common shares (net of tax)	2.1			47.7					47.7
Balance, September 30, 2005	67.8	$0.3	$ (12.2)	$503.2	$ 591.5	–	$ –	$(56.6)	$1,026.2

The Scotts Miracle-Gro Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Scotts Miracle-Gro Company and its subsidiaries (collectively the "Company") are engaged in the manufacture, marketing and sale of lawn and garden care products. The Company's major customers include home improvement centers, mass merchandisers, warehouse clubs, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, commercial nurseries and greenhouses, and specialty crop growers. The Company's products are sold primarily in North America and the European Union. We also operate the Scotts LawnService® business which provides lawn and tree and shrub fertilization, insect control and other related services in the United States. Effective October 2, 2004, the Company acquired Smith & Hawken®, a leading brand in the outdoor living and gardening lifestyle category. Smith & Hawken® products are sold in the United States through its 57 retail stores as well as through catalog and internet sales.

Restructuring Merger

On March 18, 2005, The Scotts Company consummated the restructuring of its corporate structure into a holding company structure by merging The Scotts Company into a newly-created, wholly-owned, second-tier Ohio limited liability company subsidiary, The Scotts Company LLC, pursuant to the Agreement and Plan of Merger, dated as of December 13, 2004, by and among The Scotts Company, The Scotts Company LLC and Scotts Miracle-Gro (the "Restructuring Merger"). As a result of the Restructuring Merger, each of The Scotts Company's common shares, without par value, issued and outstanding immediately prior to the consummation of the Restructuring Merger was automatically converted into one fully paid and nonassessable common share, without par value, of The Scotts Miracle-Gro Company. The Scotts Miracle-Gro Company is the public company successor to The Scotts Company. Following the consummation of the Restructuring Merger, The Scotts Company LLC is the successor to The Scotts Company and is a direct, wholly-owned subsidiary of The Scotts Miracle-Gro Company, the new parent holding company.

Organization Basis of Presentation and Reclassifications

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of The Scotts Miracle-Gro Company and all wholly-owned and majority-owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. The Company's criteria for consolidating entities is based on majority ownership (as evidenced by a majority voting interest in the entity) and an objective evaluation and determination of effective management control.

Certain revisions and reclassifications have been made to prior years' financial statements to conform to fiscal 2005 classifications. With respect to the Amended and Restated Exclusive Agency and Marketing Agreement (the "Marketing Agreement") with Monsanto Company ("Monsanto"), the Company has made two presentational changes. First, the Company has reclassified as net sales the amounts previously reported as net commission from the Marketing Agreement. Second, net sales and cost of sales have been adjusted to reflect certain reimbursements and costs associated with the Marketing Agreement on a gross basis that was previously reported on a net basis, with no effect on gross profit or net income. See further details regarding these matters in Note 3 of the Notes to Consolidated Financial Statements. Furthermore, the Company has simplified the presentation of Selling, General and Administrative expenses presented on the face of the Consolidated Statements of Operations.

Subsequent Event — Stock Split

On November 9, 2005, the Company executed a 2-for-1 stock split for shareholders of record on November 2, 2005. All share and per share information included in these consolidated financial statements and notes thereto have been adjusted to reflect this stock split for all periods presented.

Revenue Recognition

Revenue is recognized when title and risk of loss transfer, generally when products are received by the customer. Provisions for estimated returns and allowances are recorded at the time revenue is recognized based on historical rates and are periodically adjusted for known changes. Shipping and handling costs are included in cost of sales. Scotts LawnService® revenues are recognized at the time service is provided to the customer.

Under the terms of the marketing agreement between The Scotts Company and Monsanto, the Company in its role as exclusive agent performs certain functions, such as sales support, merchandising, distribution and logistics of Monsanto, and incurs certain costs in support of the consumer Roundup® business. The actual costs incurred by the Company on behalf of Roundup® are recovered from Monsanto through the terms of the agency agreement. The reimbursement of costs for which the Company is considered the primary obligator is included in net sales.

Promotional Allowances

The Company promotes its branded products through cooperative advertising programs with retailers. Retailers also are offered in-store promotional allowances and rebates based on sales volumes. Certain products are promoted with direct consumer rebate programs and special purchasing incentives. Promotion costs (including allowances and rebates) incurred during the year are expensed to interim periods in relation to revenues and are recorded as a reduction of net sales. Accruals for expected payouts under the programs are included in the "Accrued liabilities" line in the Consolidated Balance Sheets.

Advertising

The Company advertises its branded products through national and regional media. Advertising costs incurred during the year are expensed to interim periods in relation to revenues. All advertising costs, except for external production costs, are expensed within the fiscal year in which such costs are incurred. External production costs for advertising programs are deferred until the period in which the advertising is first aired. Advertising expenses were $122.5 million in fiscal 2005, $105.0 million in fiscal 2004 and $97.7 million in fiscal 2003.

Scotts LawnService® promotes its service offerings through direct response mail campaigns. External costs associated with these campaigns that qualify as direct response advertising costs are deferred and recognized as advertising expense in proportion to revenues over a future period not beyond the end of the subsequent calendar year. The costs deferred at September 30, 2005 and 2004 were $2.4 million and $1.6 million, respectively.

Research and Development

All costs associated with research and development are charged to expense as incurred. Expense for fiscal 2005, 2004 and 2003 was $30.5 million, $34.4 million and $30.4 million, respectively.

Environmental Costs

The Company recognizes environmental liabilities when conditions requiring remediation are probable and the amounts can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

Stock-Based Compensation Awards

In fiscal 2003, the Company began expensing prospective grants of employee stock-based compensation awards in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". The fair value of awards is expensed ratably over the vesting period, generally three years, except for grants to members of the Board of Directors that have a shorter vesting period.

In December 2004, the Financial Accounting Standards Board replaced SFAS 123 with SFAS 123(R), "Share-Based Payment," that the Company is required to adopt effective October 1, 2005. The Company is already in substantial compliance with SFAS 123(R) as the standard closely parallels SFAS 123. The adoption of SFAS 123(R) is not expected to have a significant effect on the Company's results of operations.

The Company changed its fair value option pricing model from the Black-Scholes model to a binomial model for all options granted on or after October 1, 2004. The fair value of options granted prior to October 1, 2004, was determined using the Black-Scholes model. The Company believes the binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Both the Black-Scholes model and the binomial model take into account a number of variables such as volatility, risk-free interest rate, contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. However, the binomial model uses a more refined approach in applying those variables thereby improving the quality of the estimate of fair value.

Earnings per Common Share

Basic earnings per common share is computed based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is computed based on the weighted-average number of common shares and dilutive potential common shares (stock options, restricted stock and stock appreciation rights) outstanding each period.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. The Company maintains cash deposits in banks which from time to time exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Investments

Investments at September 30, 2004, consisted of adjustable rate notes issued by a variety of borrowers (the "Notes"). The Notes have been accounted for as "available for sale securities" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Cost is equivalent to fair value at the balance sheet date as the Notes can be put back to a remarketing agent at any time at 100% of par value. The Notes were secured by an irrevocable, direct pay letter of credit. The Notes held at September 30, 2004, in the amount of $57.2 million, were redeemed on October 1, 2004.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Allowances reflect our best estimate of amounts in our existing accounts receivable that may not be collected due to customer claims, the return of goods, or customer inability or unwillingness to pay. We determine the allowance based on customer risk assessment and historical experience. We review our allowances monthly. Past due balances over 90 days and in excess of a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories

Inventories are stated at the lower of cost or market, principally determined by the FIFO method. Certain growing media inventories are accounted for by the LIFO method. At September 30, 2005 and 2004, approximately 6% of inventories, are valued at the lower of LIFO cost or market. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory at the lower of cost or market value. Reserves for excess and obsolete inventories were $16.3 million and $21.3 million at September 30, 2005 and 2004, respectively.

The Company will be required to adopt the provisions of SFAS No. 151, "Inventory Costs," in the first quarter of fiscal 2006. SFAS No. 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company has completed its evaluation of the provisions of SFAS No. 151, and does not expect its adoption to have a material impact on its financial position or results of operations.

Long-lived Assets

Property, plant and equipment, are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in income from operations.

Depreciation of property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

Land improvements	10 – 25 years
Buildings	10 – 40 years
Machinery and equipment	3 – 15 years
Furniture and fixtures	6 – 10 years
Software	3 – 8 years

Interest capitalized on capital projects amounted to $0.3 million during fiscal 2005. There was no capitalized interest in fiscal 2004.

Management assesses the recoverability of long-lived assets being amortized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value.

Management also assesses the recoverability of goodwill and intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and intangible assets not being amortized are reviewed for impairment at least annually during the first fiscal quarter. If it is determined that an impairment of intangible assets has occurred (based on undiscounted cash flows), an impairment loss is recognized for the amount by which the carrying value of the asset exceeds its estimated fair value.

Internal Use Software

The Company accounts for the costs of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of September 30, 2005 and 2004, the Company had $37.4 million and $40.2 million, respectively, in unamortized capitalized internal use computer software costs. Amortization of these costs was $9.6 million, $8.7 million and $9.0 million during fiscal 2005, 2004 and 2003, respectively.

Foreign Exchange Instruments

Gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Gains and losses on foreign currency firm commitment hedges are deferred and included in the basis of the transactions underlying the commitments.

All assets and liabilities in the balance sheets of foreign subsidiaries are translated into U.S. dollar equivalents at fiscal year-end exchange rates, as their functional currency is the local currency. Translation gains and losses are accumulated as a separate component of other comprehensive income and included in shareholders' equity. Income and expense items are translated at the twelve month average of the month end exchange rates. Foreign currency transaction gains and losses are included in the determination of net income.

Derivative Instruments

In the normal course of business, the Company is exposed to fluctuations in interest rates and the value of foreign currencies. The Company has established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments. The Company employs various financial instruments, including forward exchange contracts and swap agreements, to manage certain of the exposures when practical. By policy, the Company does not enter into such contracts for the purpose of speculation or use leveraged financial instruments. The Company's derivative activities are managed by the Chief Financial Officer and other senior management of the Company in consultation with the Finance Committee of the Board of Directors. These activities include the establishment of a risk-management philosophy and objectives, providing guidelines for derivative-instrument usage and establishing procedures for control and valuation, counterparty credit approval and the monitoring and reporting of derivative activity.

The Company's objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, the Company primarily enters into forward exchange contracts and swap agreements whose values change in the opposite direction of the anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses is included in other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings. The cash flows of the derivative instruments are expected to be highly effective in achieving offsetting cash flows attributable to fluctuations in the cash flows of the hedged risk. If it becomes probable that a forecasted transaction will no longer occur, the derivative will continue to be carried on the balance sheet at fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings.

To manage certain of its cash flow exposures, the Company has entered into forward exchange contracts and interest rate swap agreements. The forward exchange contracts are designated as hedges of the Company's foreign currency exposure associated with future cash flows. The change in the value of the amounts payable or receivable under forward exchange contracts are recorded as adjustments to other income or expense. The interest rate swap agreements are designated as hedges of the Company's interest rate risk associated with certain variable rate debt. The change in the value of the amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense. Unrealized gains or losses resulting from valuing these swaps at fair value are recorded in other comprehensive income.

There have been no significant gains or losses recognized in earnings for hedge ineffectiveness or due to excluding a portion of the value from measuring effectiveness.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

NOTE 2. DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

	September 30, 2005	September 30, 2004
	(In millions)	
INVENTORIES, NET:		
Finished goods	$ 216.0	$ 186.6
Work-in-progress	31.4	30.7
Raw materials	77.5	72.8
	$ 324.9	$ 290.1
PROPERTY, PLANT AND EQUIPMENT, NET:		
Land and improvements	$ 39.6	$ 42.5
Buildings	131.1	128.3
Machinery and equipment	353.7	324.8
Furniture and fixtures	35.4	40.4
Software	76.6	75.7
Construction in progress	23.0	17.7
	659.4	629.4
Less: accumulated depreciation	(322.4)	(301.4)
	$ 337.0	$ 328.0
ACCRUED LIABILITIES:		
Payroll and other compensation accruals	$ 62.5	$ 66.7
Advertising and promotional accruals	114.0	85.0
Restructuring accruals	15.6	5.3
Other	122.6	104.9
	$ 314.7	$ 261.9
OTHER NON-CURRENT LIABILITIES:		
Accrued pension and postretirement liabilities	$ 102.9	$ 104.7
Legal and environmental reserves	3.3	6.0
Other	17.9	20.4
	$ 124.1	$ 131.1

	September 30, 2005	September 30, 2004	September 30, 2003
	(in millions)		
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Unrecognized gain (loss) on derivatives, net of tax of $(1.2), $0.2 and $0.9	$ 1.8	$ (0.3)	$ (1.3)
Minimum pension liability, net of tax of $23.7, $22.7 and $24.8	(40.6)	(35.6)	(38.5)
Foreign currency translation adjustment	(17.8)	(21.9)	(21.0)
	$(56.6)	$(57.8)	$(60.8)

NOTE 3. MARKETING AGREEMENT

Under the terms of the Marketing Agreement with Monsanto, the Company is Monsanto's exclusive agent for the domestic and international marketing and distribution of consumer Roundup® herbicide products. Under the terms of the Marketing Agreement, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of its duties as agent. The Marketing Agreement also requires the Company to make annual payments to Monsanto as a contribution against the overall expenses of the consumer Roundup business.

The annual gross commission under the Marketing Agreement is calculated as a percentage of the actual earnings before interest and income taxes (EBIT), as defined in the Marketing Agreement, of the consumer Roundup business. Each year's percentage varies in accordance with the terms of the Marketing Agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year.

The annual contribution payment is defined in the Marketing Agreement as $20 million. However, portions of the annual payments for the first three years of the Marketing Agreement were deferred. No payment was required for the first year (fiscal 1999), a payment of $5 million was required for the second year and a payment of $15 million was required for the third year so that a total of $40 million of the contribution payments was deferred. Beginning in fiscal 2003, the fifth year of the Marketing Agreement, the annual payments to Monsanto increased to at least $25 million, which included per annum interest charges at 8%. The annual payments were increased above $25 million if certain significant earnings targets were exceeded.

Through July 2, 2005, the Company recognized a periodic charge associated with the annual contribution payments equal to the required payment for that period. The Company had not recognized a charge for the portions of the contribution payments that were deferred until the time those deferred amounts were due under the terms of the Marketing Agreement. Based on the then available facts and circumstances, the Company considered this method of accounting for the contribution payments to be appropriate after consideration of the likely term of the Marketing Agreement, the Company's ability to terminate the Marketing Agreement without paying the deferred amounts (as supported by legal opinion from The Bayard Firm, P.A.), the Company's assessment that the Marketing Agreement could have been terminated at any balance sheet date without incurring significant economic consequences as a result of such action and the fact that a significant portion of the deferred amount could never have been paid, even if the Marketing Agreement is not terminated prior to 2018, unless significant earnings targets were exceeded.

The Bayard Firm, P.A. was special Delaware counsel retained during fiscal 2000 solely for the limited purpose of providing legal opinion in support of the contingent liability treatment of the deferred contribution amounts under the Marketing Agreement previously adopted by the Company and has neither generally represented or advised the Company nor participated in the preparation or review of the Company's financial statements of any SEC filings. The terms of such opinion specifically limit the parties who are entitled to rely on it.

During the quarter ended July 2, 2005, the Company updated its assessment of the amounts deferred and previously considered a contingent obligation under the Marketing Agreement. Based on the recent strong performance of the consumer Roundup business and other economic developments surrounding the business, the Company now believes that the deferred contribution amounts outstanding will be paid in full between 2010 and 2012 under the terms of the Marketing Agreement. In management's judgment, it is now probable that the deferred contribution payment that totaled $45.7 million as of July 2, 2005 will be paid. As such, the Company recorded this liability with a charge to net sales in the quarter ended July 2, 2005. This amount bore interest at 8% until it was paid in October 2005. The deferred contribution balance is recorded as a current liability at September 30, 2005.

The elements of the net commission earned under the Marketing Agreement included in "Net sales" for the three years ended September 30, 2005 were as follows:

	2005	2004	2003
Gross commission	$ 67.0	$ 58.2	$ 45.9
Contribution expenses	(23.8)	(26.4)	(25.0)
Deferred contribution charge	(45.7)	—	—
Amortization of marketing fee	(2.8)	(3.3)	(3.3)
Net commission (expense) income	(5.3)	28.5	17.6
Reimbursements associated with marketing agreement	40.7	40.1	36.3
Total net sales associated with marketing agreement	$ 35.4	$ 68.6	$ 53.9

For fiscal 2005, the net commission earned under the Marketing Agreement is included in net sales. Prior to fiscal 2005, the elements of net commission were previously reported as separate line items in the Consolidated Statements of Operations. The net commissions for fiscal years 2004 and 2003 have been reclassified to net sales to conform to the fiscal 2005 presentation.

In consideration for the rights granted to the Company under the Marketing Agreement for North America, the Company was required to pay a marketing fee of $33 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the Marketing Agreement. Based on management's updated assessment of the likely term of the Marketing Agreement, the useful life over which the marketing fee is being amortized has been adjusted to 20 years. Prior to fiscal 2005, the marketing fee had been amortized over ten years.

Under the terms of the Marketing Agreement between the Company and Monsanto, the Company performs certain functions, primarily manufacturing conversion, selling and marketing support costs, on behalf of Monsanto in the conduct of the consumer Roundup business. The actual costs incurred for these activities are charged to and reimbursed by Monsanto, for which the Company recognizes no gross margin or net income. Prior to fiscal 2005, these costs were recognized in the Consolidated Statements of Operations on a net basis as a recovery of incurred costs rather than separately recognizing the reimbursement of these costs as revenue. Beginning in fiscal 2005, the Company determined it is appropriate to record costs incurred under this Agreement for which it is the primary obligor on a gross basis, recognizing such costs in "Cost of sales" and the reimbursement of these costs in "Net sales." The related revenues and cost of sales were $40.7 million, $40.1 million and $36.3 million for fiscal 2005, 2004 and 2003, respectively. All prior periods presented have been reclassified to conform to the current presentation.

The Marketing Agreement has no definite term except as it relates to the European Union countries. With respect to the European Union countries, the term of the Marketing Agreement has been extended through September 30, 2008 and may be renewed at the option of both parties for two additional successive terms ending on September 30, 2015 and 2018, with a separate determination being made by the parties at least six months prior to the expiration of each such term as to whether to commence a subsequent renewal term. If Monsanto does not agree to the renewal term with respect to the European Union countries, the commission structure will be renegotiated within the terms of the marketing agreement. For countries outside of the European Union, the Marketing Agreement continues indefinitely unless terminated by either party. The Marketing Agreement provides Monsanto with the right to terminate the Marketing Agreement for an event of default (as defined in the Marketing Agreement) by the Company or a change in control of Monsanto or the sale of the consumer Roundup® business. The Marketing Agreement provides the Company with the right to terminate the Marketing Agreement in certain circumstances including an event of default by Monsanto or the sale of the consumer Roundup® business. Unless Monsanto terminates the Marketing Agreement for an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. If Monsanto terminates the Marketing Agreement upon a change of control of Monsanto or the sale of the consumer Roundup®

business prior to September 30, 2008, we will be entitled to a termination fee in excess of $100 million. If we terminate the Marketing Agreement upon an uncured material breach, material fraud or material willful misconduct by Monsanto, we will be entitled to receive a termination fee in excess of $100 million if the termination occurs prior to September 30, 2008. The termination fee declines over time from $100 million to a minimum of $16 million for terminations between September 30, 2008 and September 30, 2018.

NOTE 4. IMPAIRMENT, RESTRUCTURING AND OTHER CHARGES

2005 Charges

During fiscal 2005, the Company recorded $9.5 million of restructuring and other charges. The Company recognized restructuring costs relating primarily to the Company's strategic improvement plan designed to significantly improve long-term earnings through a sustained effort to reduce general and administrative costs. Primarily in relation to the plan, the Company recognized $26.3 million of severance and related costs, including curtailment charges relating to a pension plan and the retiree medical plan. The Company anticipates that restructuring activities under the strategic improvement plan will continue through fiscal 2007 and that total costs under the plan will be in the range of $33 million to $35 million.

Offsetting these charges was a reserve reversal to restructuring income of $7.9 million related to the collection of outstanding accounts receivable due from Central Garden & Pet Company (Central Garden), and a net settlement gain of $8.9 million was recorded relating to the lawsuit against Aventis.

2004 Charges

During fiscal 2004, the Company recorded $9.7 million of restructuring and other charges. Charges related to our North America distribution restructuring were classified as cost of sales in the amount of $0.6 million. Severance costs related to our International Profit Improvement Plan and the restructuring of our International team amounted to $6.1 million. The restructuring of our Global Business Information Services group amounted to $3.0 million and related primarily to severance and outside service costs. The severance costs incurred in fiscal 2004 are related to the reduction of 75 administrative and production employees.

2003 Charges

During fiscal 2003, the Company recorded $17.1 million of restructuring and other charges. Costs of $5.3 million for warehouse lease buyouts and relocation of inventory associated with exiting certain warehouses in North America, and $3.8 million related to a plan to optimize our International supply chain were included in cost of sales. Severance and consulting costs of $5.3 million for the continued European integration efforts that began in the fourth quarter of fiscal 2002, and $2.7 million of administrative facility exit costs in North America were charged to impairment, restructuring and other charges. The severance costs incurred in fiscal 2003 are related to the reduction of 78 administrative and production employees.

The following is the detail of impairment, restructuring, and other charges and a rollforward of the cash portion of the restructuring and other charges accrued in fiscal 2005 and 2004 (in millions).

	2005	2004	2003
Restructuring:			
Severance	$15.9	$ 7.6	$ 5.3
Facility exit costs	0.1	1.0	9.1
Central Garden litigation	(7.9)	—	—
Aventis litigation	(8.9)	—	—
Curtailment of pension and retiree medical plans	4.9	—	—
Other related costs	5.4	1.1	2.7
	9.5	9.7	17.1
Asset impairment:			
Other intangibles	23.4	—	—
Total restructuring and asset impairment expense	$32.9	$ 9.7	$ 17.1
Amounts reserved for restructuring and other charges at beginning of year	$ 5.3	$ 4.5	$ 12.0
Restructuring expense	9.5	9.7	17.1
Receipts, payments and other	0.8	(8.9)	(24.6)
Amounts reserved for restructuring and other charges at end of year	$15.6	$ 5.3	$ 4.5

The restructuring activities to which these costs apply are expected to be largely completed in fiscal 2006. The balance of the accrued charges at September 30, 2005 and 2004, are included in "Accrued liabilities" on the Consolidated Balance Sheets.

NOTE 5. ACQUISITIONS

Smith & Hawken®

Effective October 2, 2004, the Company acquired all outstanding shares of Smith & Hawken®, a leading brand in the outdoor living and gardening lifestyle category, for a total cost of $73.6 million (net of cash acquired of $1.3 million). Smith & Hawken® is the leading brand in outdoor living and is an outstanding fit with our strategy to extend our reach into adjacent lawn and garden categories. Final purchase accounting allocations to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition were as follows (in millions):

Goodwill	$24.6
Non-amortizing trademarks	12.4
Amortizing other intangibles	5.0
Property, plant and equipment	20.1
Working capital	5.4
Deferred taxes	6.1
	$73.6

Amortizing intangibles consist primarily of customer relationships and favorable leaseholds and are being amortized over a weighted-average life over approximately 7.5 years. The goodwill recorded in connection with the Smith & Hawken® acquisition is not deductible for the tax purposes.

On a pro forma basis, net sales for the years ended September 30, 2004, would have been $2,255.0 million (an increase of $148.5 million) had the acquisition of Smith & Hawken® occurred as of

October 1, 2003. Reported net income on a pro forma basis would have decreased by approximately $1.6 million, or $0.02 per common share, for the year ended September 30, 2004.

Scotts LawnService®

From fiscal 2003 through 2005, the Company's Scotts LawnService® segment acquired 29 individual lawn service entities for a total cost of approximately $41.0 million. The following table summarizes the details of these transactions by fiscal year (dollar amounts in millions):

	Fiscal Year		
	2005	2004	2003
Number of individual acquisitions	3	4	22
Total cost	$6.4	$4.0	$30.6
Portion of cost paid in cash	4.1	3.0	17.2
Notes issued and liabilities assumed	2.3	1.0	13.4
Goodwill	4.7	3.0	22.3
Other intangible assets	0.9	0.6	6.2
Working capital and property, plant and equipment	0.8	0.4	2.1

In addition to the above, the Company acquired the minority interest in the Scotts LawnService® business during fiscal 2004 for $5.2 million ($2.0 million in cash and $3.2 million in seller notes). The purchase price was allocated to goodwill in the amount of $5.1 million and other intangible assets in the amount of $0.1.

Substantially all of the recorded goodwill relating to the Scotts LawnService acquisitions is deductible for tax purposes. Goodwill is not being amortized for financial reporting purposes. Other intangible assets consist primarily of customer lists and non-compete agreements, and are being amortized for financial reporting purposes over a period of 7 and 3 years, respectively.

During fiscal 2004, the Company acquired the minority interest in a subsidiary for $3.2 million, the cost of which was allocated to intangible assets. The Company's North America segment acquired two entities to enter the pottery business in fiscal 2003. The aggregate purchase price for these two entities was $3.2 million, all of which was paid in cash. Goodwill of $0.8 million pertaining to these acquisitions is tax deductible. Other intangible assets, primarily customer accounts of $1.0 million, and inventory of $1.4 million were also recorded.

These acquisitions are deemed immaterial for pro forma disclosure.

Transactions Subsequent to September 30, 2005

Effective October 3, 2005, the Company acquired all outstanding shares of the Rod McLellan Company for a total cost of $22.0 million in cash. Rod McLellan Company, a provider of soil and landscape products in the western U.S., operates three soil-manufacturing facilities in California and Oregon with approximately 100 employees.

Effective November 18, 2005, the Company acquired all outstanding shares of Gutwein & Co. Inc. (Gutwein), for approximately $77.0 million in cash. Gutwein's annual revenues approximate $85 million in the growing wild bird food category. Gutwein's Morning Song® products are sold at leading mass retailers, grocery, pet and general merchandise stores. Gutwein has 140 employees and operates five production facilities.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and certain other intangible assets, primarily tradenames, classified as indefinite-lived assets are not amortized. Indefinite-lived assets are subject to an annual impairment test that is performed by the Company in the first quarter of its fiscal year. If it is determined that an impairment of an indefinite-lived intangible asset has occurred, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its estimated fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective October 1, 2001, Scotts adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". In accordance with this standard, goodwill and certain other intangible assets, primarily tradenames, have been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing upon adoption of SFAS No. 142 and at least annually thereafter. The initial impairment analysis was completed in the second quarter of fiscal 2002, taking into account additional guidance provided by EITF 02-07, "Unit of Measure for Testing Impairment of Indefinite-Lived Intangible Assets". The value of all indefinite-lived tradenames as of October 1, 2001 was determined using a "royalty savings" methodology that was employed when the businesses associated with these tradenames were acquired but using updated estimates of sales, cash flow and profitability. As a result, a pre-tax impairment loss of $29.8 million was recorded for the writedown of the value of the tradenames in our International Consumer businesses in Germany, France and the United Kingdom. This transitional impairment charge was recorded as a cumulative effect of accounting change, net of tax, as of October 1, 2001. After completing this initial valuation and impairment of tradenames, an initial assessment for goodwill impairment was performed. It was determined that a goodwill impairment charge was not required.

Intangible assets with finite lives, and therefore subject to amortization, include technology (e.g., patents), customer accounts, and certain tradenames. These intangible assets are being amortized on the straight-line method over periods ranging from 3 to 39 years. In addition to the annual impairment analysis required for goodwill and indefinite-lived intangible assets, management will assess the recoverability of any intangible asset whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

In the first quarter of fiscal 2005, the Company completed its annual impairment analysis of goodwill and indefinite-lived intangible assets and determined that tradenames associated with the consumer business in the United Kingdom were impaired. The fair value of the tradenames was determined by estimating the royalties saved because of the Company's ownership of the tradenames. The approach uses an estimated royalty rate applied to projected revenues to develop after-tax cost savings. The implied savings are then discounted to a present value amount which is used as the approximation of fair value. The reduction in the value of the tradenames has resulted primarily from a decline in the profitability of the U.K. growing media business and unfavorable category mix trends. Although management is developing strategies to significantly improve the profitability of the U.K. business, we believe an impairment charge against the book value of the indefinite-lived tradenames is appropriate. Accordingly, an impairment charge of $22 million was recorded and classified as "Impairment, restructuring, and other charges" in the Consolidated Statement of Operations for fiscal 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents goodwill and intangible assets as of September 30, 2005 and 2004 (dollars in millions).

		September 30, 2005			September 30, 2004		
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:							
Technology	13	$73.3	$(37.1)	$ 36.2	$69.1	$(26.1)	$ 43.0
Customer accounts	24	44.1	(10.9)	33.2	44.4	(8.6)	35.8
Tradenames	17	11.3	(4.2)	7.1	11.0	(3.6)	7.4
Other	14	89.7	(64.9)	24.8	56.4	(41.6)	14.8
Total amortizable intangible assets, net				101.3			101.0
Unamortizable intangible assets:							
Tradenames				334.8			326.6
Other				3.4			3.4
Total intangible assets, net				439.5			431.0
Goodwill				432.9			417.9
Total goodwill and intangible assets, net				$872.4			$848.9

The changes to the net carrying value of goodwill by segment for the fiscal years ended September 30, 2005 and 2004, are as follows (in millions):

	North America	Scotts LawnService®	International	Other/ Corporate	Total
Balance as of September 30, 2003	$203.4	$ 91.4	$111.7	$ —	$406.5
Increases due to acquisitions	3.2	8.9	—	—	12.1
Reduction of final purchase price of previous acquisitions	(1.8)	—	(2.5)	—	(4.3)
Reclassifications	(1.7)	—	2.7	—	1.0
Other, primarily cumulative translation	(4.4)	—	7.0	—	2.6
Balance as of September 30, 2004	198.7	100.3	118.9	—	417.9
Increases due to acquisitions	—	4.7	—	24.6	29.3
Reclassifications	(8.0)	—	(2.7)		(10.7)
Other, primarily cumulative translation	0.2	—	(3.8)	—	(3.6)
Balance as of September 30, 2005	$190.9	$105.0	$112.4	$24.6	$432.9

The total amortization expense for the years ended September 30, 2005, 2004 and 2003 was $17.6 million, $8.3 million and $8.6 million, respectively. Estimated amortization expense for amortizable intangible assets recorded at September 30, 2005, for the following years ended September 30, is (in millions):

2006	$11.2
2007	10.9
2008	10.7
2009	9.2
2010	7.3

NOTE 7. RETIREMENT PLANS

The Company sponsors a defined contribution profit sharing and 401(k) plan for substantially all U.S. associates. The Company provides a base contribution equal to 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of remaining compensation. Associates also may make pretax contributions from compensation that are matched by the Company at 100% of the associates' initial 3% contribution and 50% of their remaining contribution up to 5%. The Company recorded charges of $10.8 million, $9.7 million and $9.6 million under the plan in fiscal 2005, 2004 and 2003, respectively.

The Company sponsors two defined benefit plans for certain U.S. associates. Benefits under these plans have been frozen and closed to new associates since 1997. The benefits under the primary plan are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the Projected Unit Credit method. The second frozen plan is a non-qualified supplemental pension plan. This plan provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's pension plan if it were not for limitations imposed by the income tax regulations.

The Company sponsors defined benefit pension plans associated with its International businesses in the United Kingdom, Netherlands, Germany, France, and Austria. These plans generally cover all associates of the respective businesses with retirement benefits primarily based on years of service and compensation levels. During fiscal 2004, the U.K. plans were closed to new participants, but existing participants continue to accrue benefits. All newly hired associates of Scotts U.K. now participate in a new defined contribution plan in lieu of the defined benefit plans.

The following tables present information about benefit obligations, plan assets, annual expense, assumptions and other information about the Company's defined benefit pension plans (in millions):

	Frozen Defined Benefit Plans		International Benefit Plans	
	2005	2004	2005	2004
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 92.1	$ 88.7	$130.9	$ 119.0
Service cost	—	—	3.3	4.1
Interest cost	5.2	5.1	7.1	6.6
Plan participants' contributions	—	—	1.1	0.9
Curtailment loss (gain)	2.3	—	—	(0.5)
Actuarial loss (gain)	2.0	3.8	24.8	(3.6)
Benefits paid	(5.5)	(5.5)	(4.4)	(4.5)
Foreign currency translation	—	—	(4.6)	8.9
Projected benefit obligation at end of year	$ 96.1	$ 92.1	$158.2	$ 130.9
Accumulated benefit obligation at end of year	$ 96.1	$ 92.1	$143.3	$ 118.7
Change in plan assets				
Fair value of plan assets at beginning of year	$ 69.6	$ 59.2	$ 80.0	$ 63.6
Actual return on plan assets	8.3	6.2	14.9	8.9
Employer contribution	0.1	9.7	7.6	6.1
Plan participants' contributions	—	—	1.1	0.9
Benefits paid	(5.5)	(5.5)	(4.7)	(4.5)
Foreign currency translation	—	—	(2.5)	5.0
Fair value of plan assets at end of year	$ 72.5	$ 69.6	$ 96.4	$ 80.0
Amounts recognized in the balance sheets consist of:				
Funded Status — projected benefit obligation in excess of plan assets as of September 30 measurement date	$(23.6)	$(22.5)	$ (61.8)	$ (50.9)
Unrecognized losses	32.1	35.6	45.4	31.9
Net amount recognized	8.5	13.1	(16.4)	(19.0)
Additional minimum pension liability	(32.1)	(35.6)	(32.2)	(22.1)
Total amount accrued	$(23.6)	$(22.5)	$(48.6)	$ (41.1)
Weighted average assumptions used in development of projected benefit obligation:				
Discount rate	5.63%	5.75%	4.68%	5.35%
Rate of compensation increase	n/a	n/a	3.5%	3.7%

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2005	2004	2003	2005	2004	2003
Components of net periodic benefit cost						
Service cost	$ —	$ —	$ —	$ 3.3	$ 4.2	$ 4.0
Interest cost	5.2	5.1	5.0	7.1	6.6	5.8
Expected return on plan assets	(5.4)	(4.5)	(3.8)	(6.3)	(5.3)	(4.0)
Net amortization	2.6	2.6	1.9	1.4	1.8	2.2
Net periodic benefit cost	2.4	3.2	3.1	5.5	7.3	8.0
Curtailment loss (gain)	2.3	—	—	—	(0.3)	—
Total benefit cost	$ 4.7	$ 3.2	$ 3.1	$ 5.5	$ 7.0	$ 8.0

	Curtailed Defined Benefit Plan			International Benefit Plans		
	2005	2004	2003	2005	2004	2003
Weighted average assumptions used in development of net periodic benefit cost:						
Discount rate	5.75%	6.0%	6.75%	5.35%	5.25%	5.5%
Expected return on plan assets	8.0%	8.0%	8.0%	7.5%	7.5%	7.5%
Rate of compensation increase	n/a	n/a	n/a	3.7%	3.7%	3.7%

Other Information:

	Curtailed Defined Benefit Plans	International Benefit Plans
Plan asset allocations:		
Target for September 30, 2006:		
Equity securities	60%	55%
Debt securities	40%	45%
September 30, 2005:		
Equity securities	63%	61%
Debt securities	36%	38%
Other	1%	1%
September 30, 2004:		
Equity securities	60%	84%
Debt securities	39%	12%
Other	1%	4%
Expected contributions in fiscal 2006:		
Company	$ 0.2	$ 7.5
Employee	—	1.0
Expected future benefit payments:		
2006	$ 6.3	$ 4.5
2007	6.4	4.6
2008	6.4	4.8
2009	6.5	5.0
2010	6.5	5.2
Total 2011 to 2015	33.2	28.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment Strategy:

The Company maintains target allocation percentages among various asset classes based on an individual investment policy established for each of the various pension plans which are designed to achieve long term objectives of return, while mitigating against downside risk and considering expected cash requirements to fund benefit payments. Our investment policies are reviewed from time to time to ensure consistency with our long-term objectives.

Basis for Long-Term Rate of Return on Assets Assumption:

The Company's expected long-term rate of return on assets assumptions are derived from studies conducted by third parties. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plan to determine the average rate of earnings expected on the funds invested to provide for benefits under the various pension plans. While the studies give appropriate consideration to recent fund performance and historical returns, the assumptions primarily represent expectations about future rates of return over the long term.

NOTE 8. ASSOCIATE MEDICAL BENEFITS

The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates who were hired before January 1, 1998 become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

The following table sets forth the information about the retiree medical plan for domestic associates (in millions):

	2005	2004
Change in Accumulated Plan Benefit Obligation (APBO)		
Benefit obligation at beginning of year	$ 33.8	$ 31.8
Service cost	0.7	0.5
Interest cost	2.0	2.0
Plan participants' contributions	0.6	0.5
Loss on curtailment	2.5	—
Actuarial (gain) loss	(2.1)	1.3
Benefits paid	(2.8)	(2.3)
APBO at end of year	$ 34.7	$ 33.8
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	2.2	1.8
Plan participants' contributions	0.6	0.5
Benefits paid	(2.8)	(2.3)
Fair value of plan assets at end of year	$ —	$ —
Amounts recognized in the balance sheet consist of:		
Funded status as of September 30 measurement date	$ (34.7)	$ (33.8)
Unrecognized prior loss	6.1	8.8
Accrued benefit cost (net amount recognized)	$(28.6)	$ (25.0)
Discount rate used in development of APBO	5.51%	5.75%
Development of accrued benefit cost		
Accrued benefit cost at beginning of year	$ 25.0	$ 24.3
Postretirement benefit cost	3.3	2.5
Curtailment charge	2.5	—
Employer contributions	(2.2)	(1.8)
Accrued benefit cost at end of year	$ 28.6	$ 25.0

	2005	2004	2003
Components of net periodic benefit cost			
Service cost	$ 0.7	$ 0.5	$ 0.4
Interest cost	2.0	2.0	1.9
Amortization of:			
Actuarial loss	0.6	0.4	0.2
Prior service cost	—	(0.4)	(0.7)
Net periodic postretirement benefit cost	3.3	2.5	1.8
Curtailment charge	2.5	—	—
Total postretirement benefit cost	$ 5.8	$ 2.5	$ 1.8
Discount rate used in development of net periodic benefit cost	5.75%	6.00%	6.75%

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") became law. The Act provides for a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to the benefit established by the Act. On May 19, 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "FSP"). The FSP provides guidance on accounting for the effects of the Act, which the Company adopted at the beginning of its fourth quarter of fiscal 2004. The APBO at September 30, 2005, has been reduced by a deferred actuarial gain in the amount of $5.9 million to reflect the effect of the subsidy related to benefits attributed to past service. The amortization of the actuarial gain and reduction of service and interest costs served to reduce net periodic post retirement benefit cost for fiscal 2005 and 2004 by $0.2 and $0.1 million, respectively.

For measurement as of September 30, 2005, management has assumed that health care costs will increase at an annual rate of 8.5% in fiscal 2006 (period from October 1, 2005, to September 30, 2006), decreasing 0.50% per year to an ultimate trend of 5.00% in 2013. A 1% increase in health cost trend rate assumptions would increase the APBO as of September 30, 2005 and 2004 by $0.2 million and $0.9 million, respectively. A 1% decrease in health cost trend rate assumptions would decrease the APBO as of September 30, 2005 and 2004 by $0.2 million and $1.0 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

Estimated Future Benefit Payments

The following benefit payments under the plan are expected to be paid by the Company and the retirees for the fiscal years indicated (in millions):

	Gross Benefit Payments	Retiree Contributions	Medicare Part D Subsidy	Net Company Payments
2006	$ 3.4	$ (0.8)	$(0.2)	$ 2.4
2007	3.9	(0.9)	(0.3)	2.7
2008	4.1	(1.0)	(0.3)	2.8
2009	4.3	(1.2)	(0.3)	2.8
2010	4.5	(1.3)	(0.4)	2.8
2011-2015	26.7	(10.3)	(2.7)	13.7

The Company also provides comprehensive major medical benefits to its associates. The Company is self-insured for certain health benefits up to $0.3 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $17.9 million, $17.0 million, and $15.4 million in fiscal 2005, 2004 and 2003, respectively.

NOTE 9. DEBT

	September 30,	
	2005	2004
	(in millions)	
Revolver	$166.2	$ —
Term loans	—	399.0
Senior Subordinated Notes:		
6 5/8% Notes	200.0	200.0
Notes due to sellers	8.1	13.2
Foreign bank borrowings and term loans	6.8	10.8
Other	12.4	7.6
	393.5	630.6
Less current portions	11.1	22.1
	$382.4	$608.5

Maturities of short- and long-term debt for the next five fiscal years and thereafter are as follows (in millions):

2006	$ 11.1
2007	6.3
2008	2.2
2009	1.7
2010	167.2
Thereafter	205.0
	$393.5

On July 21, 2005, the Company entered into a Revolving Credit Agreement (the "New Credit Agreement") for the purpose of (a) repaying in full the loans under its previous credit agreement dated as of October 22, 2003, as amended and (b) providing funds for working capital and other general corporate purposes of the Company and its subsidiaries.

The New Credit Agreement consists of an aggregate $1 billion multi-currency revolving credit commitment, expiring July 21, 2010. Borrowings may be made in United States dollars, euros and optional currencies including, but not limited to, British pounds sterling, Australian dollars and Canadian dollars. The New Credit Agreement provides that up to $65 million of the $1 billion aggregate commitments may be used for letters of credit. In addition, the Company may, at any time prior to July 21, 2010, request additional revolving credit commitments from the lenders up to an aggregate amount, when combined with the initial commitments, not to exceed $1.15 billion. There is no guarantee such additional loans will be made at the time of the request as prevailing market conditions may be significantly different than the present time.

The New Credit Agreement has several borrowing options, including interest rates that are based on (i) a LIBOR rate plus a margin based on a Leverage Ratio (as defined) or (ii) the greater of the prime rate or the Federal Funds Effective Rate (as defined) plus 1/2 of 1% plus a margin based on a Leverage Ratio. Facility fees are also based on the Leverage Ratio of the Company and its subsidiaries on a consolidated basis and, as of July 21, 2005, will accrue at 0.25% of the committed amounts per annum.

Swingline loans are also available under the New Credit Agreement provided that (i) the aggregate principal amount of swingline loans outstanding at any time may not exceed $100 million and (ii) the sum of outstanding letters of credit, swingline loans and other loans made under the New Credit Agreement may not exceed $1 billion (or $1.15 billion if additional revolving credit commitments have been obtained).

The terms of the New Credit Agreement provide for customary representations and warranties and affirmative covenants. The New Credit Agreement also contains customary negative covenants providing limitations, subject to negotiated carve-outs, on liens, contingent obligations, fundamental changes, acquisitions, investments, loans and advances, indebtedness, restrictions on subsidiary distributions, transactions with affiliates and officers, sales of assets, sale and leaseback transactions, changing the Company's fiscal year end, modification of specified debt instruments, negative pledge clauses, entering into new lines of business, restricted payments (including dividend payments currently restricted to $75 million annually) and redemption of specified indebtedness. The New Credit Agreement also requires the maintenance of a Leverage Ratio and Minimum Interest Coverage (both as defined).

The terms of the New Credit Agreement include customary events of default such as payment defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency, the occurrence of a defined change in control or the failure to observe the negative covenants and other covenants related to the operation and conduct of the business of the Company and its subsidiaries. Upon an event of default, the lenders may, among other things, terminate their commitments under the New Credit Agreement and declare any of the then outstanding loans due and payable immediately.

Borrowings under the New Credit Agreement are guaranteed by the Company and substantially all of its domestic subsidiaries. Borrowings under the New Credit Agreement are also collateralized by a pledge by The Scotts Miracle-Gro Company and its domestic subsidiaries of the capital stock of substantially all of such domestic subsidiaries and a majority of the capital stock of certain foreign subsidiaries that are first-tier subsidiaries of such domestic subsidiaries. The security interest in the Company's and its domestic subsidiaries' personal, real and intellectual property assets, which had existed under the prior credit agreement, was not required under the New Credit Agreement and has been terminated (except as to certain subsidiary capital stock as described above). The Company and its subsidiaries also pledged a majority of the capital stock in foreign subsidiaries that borrow under the New Credit Agreement and a majority of the capital stock of substantially all of the first-tier subsidiaries of such foreign subsidiary borrowers.

Revolving credit borrowings under the New Credit Agreement in the aggregate amount of $195.7 million were combined with cash on hand in the amount of $200.3 million to repay in full the outstanding Tranche A Term Loans ($248 million) and Tranche B Term Loans ($148 million) under the prior credit agreement (which was then terminated). Certain fees in connection with entering into the New Credit Agreement were also paid from cash on hand. In addition, letters of credit in the aggregate amount of $15.6 million were assigned to the New Credit Agreement. Total fees of approximately $3.6 million have been capitalized and are being amortized on the straight-line method over the five year term of the New Credit Agreement.

A loss on the refinancing in the amount of $1.3 million, representing the write-off of deferred financing costs incurred related to the Term Loans that were repaid, was recognized in the fourth quarter of fiscal 2005. In addition, interest rate swap agreements in the notional amount of $125 million, that effectively converted a portion of the variable rate Term Loans to a fixed rate, were unwound, resulting in a gain of $2.9 million that will be amortized against future interest expense under the New Credit Agreement.

NOTE 10. SHAREHOLDERS' EQUITY

	2005	2004
	(in millions)	
STOCK		
Preferred shares, no par value:		
Authorized	0.2 shares	0.2 shares
Issued	0.0 shares	0.0 shares
Common shares, no par value		
Authorized	100.0 shares	100.0 shares
Issued	67.8 shares	65.6 shares

In fiscal 1995, the Company merged with Stern's Miracle-Gro Products, Inc. (Miracle-Gro). At September 30, 2005, the former shareholders of Miracle-Gro, including Hagedorn Partnership L.P., owned approximately 31% of The Scotts Miracle-Gro Company's outstanding common shares and, thus, have the ability to significantly influence the election of directors and approval of other actions requiring the approval of The Scotts Miracle-Gro Company's shareholders.

Under the terms of the Miracle-Gro merger agreement, the former shareholders of Miracle-Gro may not acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of The Scotts Miracle-Gro Company other than the former shareholders of Miracle-Gro and their affiliates and associates.

The Company grants share-based awards annually to officers, other key employees, and non-employee directors. Historically, these awards primarily include stock options with exercise prices equal to the market price of the underlying common shares on the date of grant with a term of 10 years. In recent years, the Company also has begun to grant awards of restricted stock. These share-based awards have been made under plans approved by the shareholders in 1992, 1996, and 2003. Generally, in respect of grants to employees, a three-year cliff vesting schedule is used for all share-based awards unless decided otherwise by the Compensation and Organization Committee of the Board of Directors. Grants to non-employee directors typically vest in one year or less. A maximum of 18 million common shares may be delivered for issuance under these plans. At September 30, 2005, approximately 1.1 million common shares are not subject to outstanding awards and are available to underlie the grant of new share-based awards. Subsequent to September 30, 2005, the Company granted a total of 917,300 share-based awards to key employees. These awards have an estimated fair value of $17.0 million as of the date of grant.

The following is a recap of the share-based awards granted over the last three years:

	Year Ended September 30,		
	2005	2004	2003
Key employees			
Options	965,600	118,000	809,000
Stock appreciation rights		775,500	478,000
Restricted stock	101,000	—	
Board of Directors — Options	147,000	152,500	126,000
Total share-based awards	1,213,600	1,046,000	1,413,000
Fair value at grant dates (in millions)	$ 15.1	$ 11.0	$ 13.1

The exercise price for option awards and the stated price for stock appreciation rights awards were determined by the closing price of the Company's common shares on the date of grant. The related compensation expense recorded in fiscal 2005, fiscal 2004, and fiscal 2003 was $10.7 million, $7.8 million, and $4.8 million, respectively. Stock appreciation rights result in less dilution than option awards as the SAR holder receives a net share settlement upon exercise. Tax benefits allocated to capital in excess of stated value relating to the exercise of stock options amounted to $15.5 million in fiscal 2005. The Company also has a phantom option plan for certain management employees which is payable in cash based on the increase in the Company's share price over a three-year vesting period.

Had compensation expense been recognized for unvested stock options granted prior to the Company's adoption of the expense recognition provisions of SFAS 123 as of October 1, 2002, the Company would have recorded net income and net income per share as follows (in millions, except per share data):

	For the fiscal Years Ended September 30,	
	2004	2003
Net income	$100.9	$103.8
Stock-based compensation expense included in reported net income, net of tax	4.9	2.9
Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(7.1)	(7.0)
Net income, as adjusted	$ 98.7	$ 99.7
Net income per share, as reported:		
Basic	$ 1.56	$ 1.68
Diluted	$ 1.52	$ 1.62
Net income per share, as adjusted:		
Basic	$ 1.53	$ 1.62
Diluted	$ 1.48	$ 1.56

The "as adjusted" amounts shown above are not necessarily representative of the impact on net income in future periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options/SARs

Aggregate option and stock appreciation right award activity consists of the following (options/SARs in millions):

	Fiscal Year Ended September 30,					
	2005		2004		2003	
	No. of Options/SARs	WTD. Avg. Exercise Price	No. of Options/SARs	WTD. Avg. Exercise Price	No. of Options/SARs	WTD. Avg. Exercise Price
Beginning balance	7.6	$ 19.87	8.2	$ 17.50	8.4	$ 15.63
Awards granted	1.2	$ 34.56	1.2	$ 29.41	1.4	$ 24.54
Awards exercised	(2.1)	$ 15.99	(1.6)	$ 14.67	(1.4)	$ 13.57
Awards forfeited	(0.3)	$ 28.06	(0.2)	$ 24.28	(0.2)	$ 18.22
Ending balance	6.4	$ 23.09	7.6	$ 19.87	8.2	$ 17.50
Exercisable	3.4	$ 17.89	4.6	$ 16.97	4.8	$ 15.66

The following summarizes certain information pertaining to option and stock appreciation right awards outstanding and exercisable at September 30, 2005 (options/SARs in millions):

	Awards Outstanding			Awards Exercisable	
Range of Exercise Price	No. of Options/SARs	WTD. Avg. Remaining Life	WTD. Avg. Exercise Price	No. of Options/SARS	Exercise Price
$ 8.50 – $14.72	0.5	1.54	$10.90	0.5	$10.90
$15.00 – $17.38	1.0	3.87	15.64	0.9	15.64
$17.50 – $19.98	1.6	4.86	18.92	1.6	18.92
$20.07 – $25.62	1.3	7.12	24.42	0.2	24.05
$29.08 – $31.56	1.0	8.16	29.42	0.2	34.17
$32.58 – $40.53	1.0	9.22	34.55	—	—
	6.4		$23.09	3.4	$17.89

The fair value of each award granted has been estimated on the grant date using the Binomial model for fiscal 2005 and the Black-Scholes option-pricing model for fiscal 2004 and fiscal 2003. The weighted average assumptions for those granted in fiscal 2005, fiscal 2004 and fiscal 2003 are as follows:

	Year Ended September 30,		
	2005	2004	2003
Market price volatility	23.9%	24.3%	30.1%
Risk-free interest rates	3.7%	3.3%	3.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options/SARs	6.15	6.20	7.00
Estimated weighted-average fair value per share of options/SARs	$10.57	$8.86	$9.68

Restricted Stock

Aggregate restricted stock award activity is as follows:

	No. of Shares	Fair Value at Date of Grant
Beginning balance October 1, 2003	—	$ —
Granted	30,000	0.9
Fully vested	—	—
Forfeited	—	—
Balance September 30, 2004	30,000	$ 0.9
Granted	101,000	3.3
Fully vested	(1,600)	(0.1)
Forfeited	(15,000)	(0.5)
Balance September 30, 2005	114,400	$ 3.6

The fair value of all share-based awards has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is amortized over the vesting period for the particular grant, and is recognized as a component of "Selling, general and administrative" expenses within the Consolidated Statements of Operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. EARNINGS PER COMMON SHARE

The following table (in millions, except per share data) presents information necessary to calculate basic and diluted earnings per common share. Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding plus all potentially dilutive securities. Options to purchase 0.04 million, 0.2 million and 0.2 million common shares for the years ended September 30, 2005, 2004 and 2003, respectively, were not included in the computation of diluted earnings per common share. These options were excluded from the calculation because the exercise price of these options was greater than the average market price of the common shares in the respective periods, and therefore, they were anti-dilutive.

	Year Ended September 30,		
	2005	2004	2003
Income from continuing operations	$100.4	$100.5	$103.2
Income from discontinued operations	0.2	0.4	0.6
Net income	$100.6	$100.9	$103.8
BASIC EARNINGS PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	66.8	64.7	61.8
Income from continuing operations	$ 1.51	$ 1.55	$ 1.67
Income from discontinued operations	—	0.01	0.01
Net income	$ 1.51	$ 1.56	$ 1.68
DILUTED EARNINGS PER COMMON SHARE:			
Weighted-average common shares outstanding during the period	66.8	64.7	61.8
Potential common shares:			
Assuming exercise of options/SARs	1.8	1.9	2.5
Weighted-average number of common shares outstanding and dilutive potential common shares	68.6	66.6	64.3
Income from continuing operations	$ 1.47	$ 1.51	$ 1.61
Income from discontinued operations	—	0.01	0.01
Net income	$ 1.47	$ 1.52	$ 1.62

NOTE 12. INCOME TAXES

The provision for income taxes consists of the following (in millions):

	Year Ended September 30,		
	2005	2004	2003
Currently payable:			
Federal	$ 55.9	$33.4	$ 7.9
State	7.0	4.9	0.9
Foreign	8.4	4.5	5.3
Deferred:			
Federal	(11.8)	14.9	41.3
State	(1.8)	0.2	3.8
Foreign	—	0.1	—
	$ 57.7	$58.0	$59.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The domestic and foreign components of income before taxes are as follows (in millions):

	Year Ended September 30,		
	2005	2004	2003
Domestic	$170.0	$143.2	$150.7
Foreign	(11.9)	15.3	11.7
Income before taxes	$158.1	$158.5	$162.4

A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes from continuing operations is summarized below (in millions):

	Year Ended September 30,		
	2005	2004	2003
Statutory income tax rate	35.0%	35.0%	35.0%
Effect of foreign operations	0.2	(0.4)	(0.1)
State taxes, net of federal benefit	1.8	2.1	1.9
Change in deferred state effective tax rate	—	—	(1.8)
Change in state NOL & credit carry forwards	1.9	(0.8)	—
Change in valuation allowance	—	(0.6)	0.6
Other	(2.4)	1.3	0.8
Effective income tax rate	36.5%	36.6%	36.4%

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets are (in millions):

	September 30,	
	2005	2004
Net current deferred tax asset (classified with prepaid and other assets)	$15.6	$ 24.9
Net non-current deferred tax liability (classified with other liabilities)	(4.5)	(18.6)
Net deferred tax asset	$ 11.1	$ 6.3

The components of the net deferred tax asset are as follows (in millions):

	September 30,	
	2005	2004
DEFERRED TAX ASSETS		
Inventories	$ 11.4	$ 14.8
Accrued liabilities	54.7	38.2
Postretirement benefits	38.4	32.5
Accounts receivable	6.5	10.6
Other	18.3	16.4
Gross deferred tax assets	129.3	112.5
Valuation allowance	(2.4)	—
Deferred tax assets	126.9	112.5
DEFERRED TAX LIABILITIES		
Property, plant and equipment	(47.5)	(50.6)
Intangible assets	(59.9)	(48.8)
Other	(8.4)	(6.8)
Deferred tax liability	(115.8)	(106.2)
Net deferred tax asset	$ 11.1	$ 6.3

Tax benefits relating to state net operating loss carryforwards were $5.4 million and $5.3 million at September 30, 2005 and 2004, respectively. State net operating loss carryforward periods range from 5 to 20 years. Any losses not utilized within a specific state's carryforward period will expire. The tax benefits relating to state net operating loss carryforwards for fiscal 2005 include $2.4 million relating to the acquisition of Smith & Hawken® as was recorded as part of the purchase accounting. As the losses may only be used against income of Smith & Hawken®, and cannot be used to offset income of the consolidated group, a full valuation allowance has been placed on this portion. State tax credits were $0.4 million and $2.1 million at September 30, 2005 and 2004, respectively. Any unused credits will begin to expire starting in fiscal 2006.

Ohio corporate tax legislation enacted on June 30, 2005 phases out the Ohio Corporate Franchise Tax and phases in the new gross receipts tax called the Commercial Activity Tax (CAT). The Corporate Franchise Tax was generally based on federal taxable income, but the CAT is based on sales in Ohio. As required by SFAS 109, "Accounting for Income Taxes," we recorded the impact of the change in Ohio legislation in the third quarter of fiscal 2005. The effect of the change in the law was immaterial to the consolidated financial statements.

In accordance with APB 23, deferred taxes have not been provided on unremitted earnings of certain foreign subsidiaries and foreign corporate joint ventures of approximately $65.3 million that arose in fiscal years ended on or before September 30, 2005, since such earnings are considered permanently reinvested.

The American Jobs Creation Act ("the AJCA") provides a deduction of 85% on certain foreign earnings repatriated. The Company does not expect to be able to take advantage of this deduction based upon the Company's current foreign income and tax rates. The AJCA also provides a deduction calculated as a percentage of qualified income from manufacturing in the United States. The percentage increases from 3% to 9% over a 6-year period beginning with the Company's 2006 fiscal year. In December 2004, the FASB issued a new staff position providing for this deduction to be treated as a special deduction, as opposed to a tax rate reduction, in accordance with SFAS 109. The benefit of this deduction is not expected to have a material impact on the Company's effective tax rate in fiscal 2006.

Management judgment is required in determining tax provisions and evaluating tax positions. Management believes its tax positions and related provisions reflected in the consolidated financial statements are fully supportable and appropriate. We establish reserves for additional income taxes that may become due if our tax positions are challenged and not sustained. Our tax provision includes the impact of recording reserves and changes thereto. The reserves for additional income taxes are based on management's best estimate of the ultimate resolution of the tax matter. Based on currently available information, we believe that the ultimate outcomes of any challenges to our tax positions will not have a material adverse effect on our financial position, results of operations or cash flows. Our tax provision includes the impact of recording reserves and changes thereto.

NOTE 13. FINANCIAL INSTRUMENTS

A description of the Company's financial instruments and the methods and assumptions used to estimate their fair values is as follows:

Long-Term Debt

The fair value of the Company's 6⅝% Senior Subordinated Notes was estimated based on recent trading information. The carrying amounts of variable rate debt, including borrowings under the Credit Agreement and foreign bank borrowings and term loans, are considered to approximate their fair values.

Foreign Currency Swap Agreements

From time to time, the Company enters into foreign currency swap contracts to manage the exchange rate risk associated with intercompany loans made to foreign affiliates that are denominated in dollars. At September 30, 2005, the notional amount of such foreign currency swap contracts outstanding was $174.5 million with a fair value of $2.4 million. The unrealized gain on the swap contracts approximates the unrealized loss recognized by our foreign affiliates.

Interest Rate Swap Agreements

At September 30, 2005, the Company did not have any interest rate swaps outstanding. At September 30, 2004, the Company had nine interest rate swaps outstanding with a total notional amount of $175.0 million with major financial institutions that effectively converted a portion of its variable-rate debt to a fixed rate. The swaps outstanding at September 30, 2004, had notional amounts between $10 million and $50 million with three to seven-year terms commencing in October 2001. Under the terms of these swaps, the Company paid swap rates ranging from 2.76% to 3.77% and received three-month LIBOR in return. In November 2005, the Company entered into four interest rate swaps with a total notional amount of $100.0 million, each swap having a notional amount of $25.0 million and a term of three years.

The Company enters into interest rate swap agreements as a means to hedge its variable interest rate exposure on debt instruments. Since the interest rate swaps have been designated as hedging instruments, their fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense. Unrealized gains or losses resulting from valuing these swaps at fair value are recorded as elements of "Accumulated other comprehensive loss" within the Consolidated Balance Sheets. The fair value of the swap agreements was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

Estimated Fair Values

The estimated fair values of the Company's financial instruments are as follows for the fiscal years ended September 30 (in millions):

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Revolving and term loans under Credit Agreement	$166.2	$166.2	$399.0	$399.0
Senior Subordinated Notes	200.0	201.5	200.0	211.8
Foreign bank borrowings and term loans	6.8	6.8	10.8	10.8
Foreign currency swap agreements	2.4	2.4	—	—
Interest rate swap agreements	—	—	0.5	0.5

Excluded from the fair value table above are the following items that are included in the Company's total debt balances at September 30, 2005 and 2004 (in millions):

	2005	2004
Notes due to sellers	$ 8.1	$13.2
Other	12.4	7.6

NOTE 14. OPERATING LEASES

The Company leases certain property and equipment from third parties under various non-cancelable operating lease agreements Certain lease agreements contain renewal and purchase options. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Future minimum lease payments for non-cancelable operating leases at September 30, 2005, are as follows (in millions):

2006	$ 31.4
2007	25.8
2008	21.6
2009	15.9
2010	12.1
Thereafter	47.8
Total future minimum lease payments	$154.6

The Company also leases certain vehicles (primarily cars and light trucks) under agreements that are cancelable after the first year, but typically continue on a month-to-month basis until canceled by the Company. The vehicle leases and certain other non-cancelable operating leases contain residual value guarantees that create a contingent obligation on the part of the Company to compensate the lessor if the leased asset cannot be sold for an amount in excess of a specified minimum value at the conclusion of the lease term. If all such vehicle leases had been canceled as of September 30, 2005, the Company's residual value guarantee would have approximated $11.1 million. Other residual value guarantees apply only at the conclusion of the non-cancelable lease term, as follows:

	Amount of Guarantee	Lease Termination Date
Scotts LawnService® vehicles	$ 4.9 million	2009
Corporate aircraft	12.2 million	2008 and 2010

Rent expense for fiscal 2005, fiscal 2004 and fiscal 2003 totaled $57.9 million, $44.8 million, and $40.8 million, respectively.

NOTE 15. COMMITMENTS

The Company has the following unconditional purchase obligations due during each of the next five fiscal years that have not been recognized on the balance sheet at September 30, 2005 (in millions):

2006	$ 96.5
2007	73.0
2008	21.7
2009	13.3
2010	3.9
	$208.4

NOTE 16. CONTINGENCIES

Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, worker's compensation, property losses and other fiduciary liabilities for which the Company is self-insured or retains a high exposure limit. Self-insurance reserves are established based on actuarial estimates. Legal costs incurred in connection with the resolution of claims, lawsuits and other contingencies generally are expensed as incurred. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters. The following matters are the more significant of the Company's identified contingencies.

Environmental Matters

In 1997, the Ohio EPA initiated an enforcement action against the Company with respect to alleged surface water violations and inadequate treatment capabilities at the Marysville, Ohio facility seeking corrective action under the federal Resource Conservation and Recovery Act. The action related to discharges from on-site waste water treatment and several discontinued on-site disposal areas.

Pursuant to a Consent Order entered by the Union County Common Pleas Court in 2002, the Company is actively engaged in restoring the site to eliminate exposure to waste materials from the discontinued on-site disposal areas.

At September 30, 2005, $3.3 million was accrued for environmental and regulatory matters, primarily related to the Marysville facility. Most of the accrued costs are expected to be paid in fiscal 2006 and 2007; however, payments could be made for a period thereafter. While the amounts accrued are believed to be adequate to cover known environmental exposures based on current facts and estimates of likely outcome, the adequacy of these accruals is based on several significant assumptions:

- that all significant sites that must be remediated have been identified;
- that there are no significant conditions of contamination that are unknown to us; and
- that with respect to the agreed judicial Consent Order in Ohio, potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and our results of operations, financial position and cash flows.

During fiscal 2005, fiscal 2004, and fiscal 2003, we have expensed approximately $3.7 million, $3.3 million, and $1.5 million, respectively, for environmental matters.

AgrEvo Environmental Health, Inc. v. The Scotts Company (Southern District of New York)

The Scotts Company v. Aventis S.A. and Starlink Logistics, Inc. (Southern District of Ohio)

On September 30, 2005, all litigation among the aforementioned companies has been concluded with the Company receiving a payment of approximately $10 million, of this amount $8.9 million is recorded in "Impairment, restructuring and other charges" within the Consolidated Statements of Operations (see Note 4).

Central Garden & Pet Company

The Scotts Company v. Central Garden, Southern District of Ohio

Central Garden v. Scotts & Pharmacia, Northern District of California

All litigation with the Central Garden & Pet Company ("Central Garden") has been concluded. On July 15, 2005, the Company received approximately $15 million in satisfaction of the judgment against

Central Garden. The Company has recognized the satisfaction of this judgment in its financial results for fiscal 2005 as follows (in millions):

Reversal of reserve against outstanding receivables due from Central Garden. The reserve was initially established through a charge to restructuring and other charges within selling, general and administrative expenses; therefore, the reversal of the reserve has been classified in a like manner. (See Note 4)	$ 7.9
Portion of judgment classified with other income, net	4.1
Total amount included in income from operations	12.0
Portion of judgment applied to unreserved accounts receivable due from Central Garden	3.0
Total judgment	$15.0

All pending litigation brought by Central Garden against the Company has been concluded including the previously pending antitrust case in the Northern District of California in which Scotts prevailed.

U.S. Horticultural Supply, Inc. (F/K/A E.C. Geiger, Inc.)

On November 5, 2004, U.S. Horticultural Supply ("Geiger") filed suit against The Scotts Company in the U.S. District Court for the Eastern District of Pennsylvania. This complaint alleges that the Company conspired with another distributor, Griffin Greenhouse Supplies, Inc., to restrain trade in the horticultural products market, in violation of Sections 1 and 57 of the Sherman Antitrust Act.

The Company believes that all of Geiger's claims are without merit and intends to vigorously defend against them. If any of the above actions are determined adversely to the Company, the result could have a material adverse effect on results of operations, financial position and cash flows. Any potential exposure that the Company may face cannot be reasonably estimated. Therefore, no accrual has been established related to this matter.

Other

The Company has been named a defendant in a number of cases alleging injuries that the lawsuits claim resulted from exposure to asbestos-containing products, apparently based on the Company's historic use of vermiculite in certain of its products. The complaints in these cases are not specific about the plaintiffs' contacts with the Company or its products. The Company in each case is one of numerous defendants and none of the claims seeks damages from the Company alone. The Company believes that the claims against it are without merit and is vigorously defending them. It is not currently possible to reasonably estimate a probable loss, if any, associated with the cases and, accordingly, no accrual or reserves have been recorded in the consolidated financial statements. There can be no assurance that these cases, whether as a result of adverse outcomes or as a result of significant defense costs, will not have a material adverse effect on the Company's financial condition or its results of operations.

The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements, although there can be no assurance of the results of these efforts.

The Company is involved in other lawsuits and claims which arise in the normal course of business. These claims individually and in the aggregate are not expected to result in a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 17. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including mass merchandisers, home centers, independent hardware stores, nurseries, garden outlets, warehouse clubs and local and regional chains. Professional products are sold to commercial nurseries, greenhouses, landscape services, and growers of specialty agriculture crops.

At September 30, 2005, 76% of the Company's accounts receivable were due from customers geographically located in North America. Approximately 83% of these receivables were generated from the consumer business with the remaining 17% due from customers of Scotts LawnService®, the professional businesses (primarily distributors), and Smith & Hawken®. Our top 3 customers within the consumer business accounted for 80% of total consumer accounts receivable.

At September 30, 2004, 71% of the Company's accounts receivable were due from customers geographically located in North America. Approximately 84% of these receivable were generated from the Company's consumer business with the remaining 16% generated from customers of Scotts LawnService® and the professional businesses (primarily distributors). Our top 3 customers within the consumer business accounted for 68% of total consumer accounts receivable.

The remainder of the Company's accounts receivable at September 30, 2005 and 2004, were generated from customers located outside of North America, primarily retailers, distributors, nurseries and growers in Europe. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable at either balance sheet date.

The Company's two largest customers accounted for the following percentage of net sales in each respective period:

	Largest Customer	2nd Largest Customer
2005	23.5%	11.9%
2004	25.0%	12.9%
2003	24.5%	13.7%

Sales to the Company's two largest customers are reported within the Company's North America segment. No other customers accounted for more than 10% of fiscal 2005, fiscal 2004 or fiscal 2003 net sales.

NOTE 18. OTHER (INCOME) EXPENSE

Other (income) expense consisted of the following for the fiscal years ended September 30 (in millions):

	2005	2004	2003
Royalty income	$(6.5)	$ (5.4)	$ (5.0)
Gain from peat transaction	(0.8)	(2.4)	(2.4)
Franchise fees	(0.3)	(1.0)	(2.1)
Foreign currency (gains) losses	2.1	(0.7)	(0.2)
Legal settlement	(4.0)	—	—
Other, net	2.0	(0.7)	(1.1)
Total	$(7.5)	$(10.2)	$(10.8)

NOTE 19. DISCONTINUED OPERATIONS

On September 30, 2004, the Company consummated the sale of the intangibles comprising its U.S. professional growing media business for $6.0 million. A gain of $4.1 million was recognized after associated goodwill in the amount of $1.9 million was written off. As a result of the sale, the Company shut down a manufacturing facility and severed the associates employed in the business. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal Of Long-Lived Assets," these transactions have been accounted for as the disposal of a component of the Company. The gain on the sale of the intangibles and the results of operations of the component are reported as discontinued operations in the accompanying consolidated Statements of Operations. The detail comprising the discontinued operations is as follows (in millions):

	2005	2004	2003
Net sales	$ —	$ 17.7	$ 22.4
Cost of sales	—	(18.9)	(20.5)
Gross profit	—	(1.2)	1.9
Selling, general and administrative	0.3	(1.1)	(1.0)
Gain on sale	—	4.1	—
Income from discontinued operations before income taxes	0.3	1.8	0.9
Income taxes	(0.1)	(1.4)	(0.3)
Net income from discontinued operations	$ 0.2	$ 0.4	$ 0.6

NOTE 20. VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of operations of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability company, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The Company's Scotts LawnService® business sells new franchise territories, primarily in small to mid-size markets, under arrangements where approximately one-third of the franchise fee is paid in cash with the balance due under a promissory note. The Company believes that it may be the primary beneficiary for certain of its franchisees initially, but ceases to be the primary beneficiary as the franchisees develop their businesses and the promissory notes are repaid. At September 30, 2005, the Company had approximately $2.1 million in notes receivable from such franchisees. The effect of consolidating the entities where the Company may be the primary beneficiary for a limited period of time is not material to either the Consolidated Statements of Operations or the Consolidated Balance Sheets.

NOTE 21. SEGMENT INFORMATION

The Company is divided into the following segments — North America, Scotts LawnService®, International, and Other/Corporate. The North America segment primarily consists of the Lawns, Gardens, Ortho®, Canada and North American Professional business groups as well as the North American portion of the Roundup® commission. This division of reportable segments is consistent with how the segments report to and are managed by senior management of the Company. Prior year amounts have been reclassified to conform with certain modifications to the Company's reporting structure in fiscal 2005.

The North America segment manufactures, markets and sells dry, granular slow-release lawn fertilizers, combination lawn fertilizer and control products, grass seed, spreaders, water-soluble, liquid and continuous-release garden and indoor plant foods, plant care products, potting, garden and lawn soils, pottery, mulches and other growing media products, pesticide products and a full line of horticulture products. Products are marketed to mass merchandisers, home improvement centers, large hardware chains, warehouse clubs, distributors, nurseries, gardens centers and specialty crop growers in the United States, Canada, Latin America, South America, Australia, and Asia Pacific.

The Scotts LawnService® segment provides lawn fertilization, disease and insect control and other related services such as core aeration, tree and shrub fertilization and interior barrier pest control service primarily to residential consumers through company-owned branches and franchises. In most company-operated locations, Scotts LawnService® also offers tree and shrub fertilization, disease and insect control treatments and, in our larger branches, an exterior barrier pest control service.

The International segment provides products similar to those described above for the North America segment to consumers primarily in Europe. The Other/Corporate segment consists of the recently-acquired Smith & Hawken® business and corporate general and administrative expenses.

The following table (dollars in millions) presents segment financial information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Pursuant to SFAS No. 131, the presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation).

	2005	2004	2003
Net sales:			
North America	$1,668.1	$1,569.0	$1,461.0
Scotts LawnService®	159.8	135.2	110.4
International	430.3	405.6	373.5
Corporate & Other	159.6	—	—
Segment total	2,417.8	2,109.8	1,944.9
Roundup® deferred contribution charge	(45.7)	—	—
Roundup® amortization	(2.8)	(3.3)	(3.3)
	$2,369.3	$2,106.5	$1,941.6
Operating income (loss):			
North America	$ 343.9	$ 306.1	$ 282.3
Scotts LawnService®	13.1	9.4	6.0
International	34.3	29.3	29.4
Corporate & Other	(94.2)	(70.6)	(57.1)
Segment total	297.1	274.2	260.6
Roundup® deferred contribution charge	(45.7)	—	—
Roundup® amortization	(2.8)	(3.3)	(3.3)
Amortization	(14.8)	(8.3)	(8.6)
Impairment of intangibles	(23.4)	—	—
Restructuring and other charges	(9.5)	(9.8)	(17.1)
	$ 200.9	$ 252.8	$ 231.6

	2005	2004	2003
Depreciation & amortization			
North America	$ 30.9	$ 24.9	$ 26.2
Scotts LawnService®	3.9	3.9	3.5
International	11.5	12.6	8.1
Corporate & Other	20.9	16.3	14.4
	$ 67.2	$ 57.7	$ 52.2
Capital expenditures:			
North America	$ 22.6	$ 21.4	$ 24.7
Scotts LawnService®	2.1	1.5	0.8
International	3.5	9.2	13.3
Corporate & Other	12.2	3.0	13.0
	$ 40.4	$ 35.1	$ 51.8
Long-lived assets:			
North America	$ 704.7	$ 702.6	
Scotts LawnService®	116.8	113.0	
International	262.4	301.8	
Corporate & Other	125.5	59.5	
	$1,209.4	$ 1,176.9	
Total assets:			
North America	$ 1,219.3	$1,269.0	
Scotts LawnService®	146.7	134.5	
International	463.1	509.0	
Corporate & Other	189.8	135.3	
	$2,018.9	$2,047.8	

nm — Not meaningful

Segment operating income (loss) represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the Corporate & Other operating loss for the fiscal years ended September 30, 2005, 2004 and 2003 includes unallocated corporate general and administrative expenses and certain other income/expense not allocated to the business segments.

Long-lived assets reported for the Company's operating segments include goodwill and intangible assets as well as property, plant and equipment within each segment.

Total assets reported for the Company's operating segments include the intangible assets for the acquired businesses within those segments. Corporate & Other assets primarily include deferred financing and debt issuance costs, corporate intangible assets as well as deferred tax assets and Smith & Hawken® assets.

NOTE 22. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2005 and fiscal 2004 (in millions, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2005					
Net sales	$246.5	$813.4	$901.2	$408.2	$2,369.3
Gross profit	61.1	327.6	333.8	137.9	860.4
Income (loss) from continuing operations	(62.5)	83.3	88.1	(8.4)	100.4
Income from discontinued operations	(0.2)	(0.1)	0.4	—	0.2
Net income (loss)	(62.7)	83.2	88.5	(8.4)	100.6
Basic earnings (loss) per common share					
Income (loss) from continuing operations	$ (0.95)	$ 1.25	$ 1.32	$ (0.13)	$ 1.51
Income from discontinued operations	—	—	0.01	—	—
Net income (loss) per share	$ (0.95)	$ 1.25	$ 1.33	$ (0.13)	$ 1.51
Common shares used in basic EPS calculation	66.0	66.6	67.0	67.4	66.8
Diluted earnings (loss) per common share					
Income (loss) from continuing operations	(0.95)	1.22	1.29	(0.13)	1.47
Income from discontinued operations	—	—	—	—	—
Net income (loss) per share	$ (0.95)	$ 1.22	$ 1.29	$ (0.13)	$ 1.47
Common shares and dilutive potential common shares used in diluted EPS calculation	66.0	68.2	68.6	67.4	68.6

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
FISCAL 2004					
Net sales	$183.0	$742.4	$803.4	$377.7	$2,106.5
Gross profit	40.8	296.5	329.3	125.8	792.4
Income (loss) from continuing operations	(70.6)	72.9	100.1	(1.9)	100.5
Income from discontinued operations	—	0.2	—	0.2	0.4
Net income (loss)	(70.6)	73.1	100.1	(1.7)	100.9
Basic earnings (loss) per common share					
Income (loss) from continuing operations	$ (1.11)	$ 1.14	$ 1.55	$ (0.03)	$ 1.55
Income from discontinued operations	—	—	—	—	0.01
Net income (loss) per share	$ (1.11)	$ 1.14	$ 1.55	$ (0.03)	$ 1.56
Common shares used in basic EPS calculation	64.0	64.4	65.0	65.2	64.7
Diluted earnings (loss) per common share					
Income (loss) from continuing operations	(1.11)	1.11	1.51	(0.03)	1.51
Income from discontinued operations	—	—	—	—	0.01
Net income (loss) per share	$ (1.11)	$ 1.11	$ 1.51	$ (0.03)	$ 1.52
Common shares and dilutive potential common shares used in diluted EPS calculation	64.0	66.0	66.6	65.2	66.6

Common stock equivalents, such as stock awards, are excluded from the diluted loss per share calculation in periods where there is a net loss because their effect is anti-dilutive.

The Company's business is highly seasonal with over 70% of net sales occurring in the second and third fiscal quarters combined.

Unusual charges during fiscal 2005 consisted of the charge to record the deferred contribution amounts under the Roundup® agreement, impairment charges and restructuring and other costs. These charges are reflected in the quarterly financial information as follows: first quarter restructuring and other charges of $0.2 million and impairment of intangible assets of $22.0 million; second quarter restructuring and other charges of $0.1 million; third quarter deferred contribution charge under the Roundup® marketing agreement of $45.7 million; and fourth quarter restructuring and other charges of $8.3 million and impairment of intangible assets of $1.4 million. Also included in the fourth quarter is $3.6 million relating to an immaterial correction of prior periods amortization expense.

Unusual charges during fiscal 2004 consisted of restructuring and other costs as follows: first quarter $1.0 million; second quarter $0.4 million; third quarter $2.6 million; and fourth quarter $5.8 million.

Net sales for the quarters ended January 1, 2005, April 2, 2005 and July 2, 2005, have been revised from the amounts previously reported by $9.6 million, $11.0 million and $12.0 million, respectively, to reflect certain activity associated with the Roundup® marketing agreement with Monsanto on a gross basis that was previously reported on a net basis. Cost of sales was restated by an equal amount, with no effect on gross profit or net income. The Company also has revised the presentation of the fiscal 2004 quarterly amounts to conform to the current year presentation ($8.7 million, $10.5 million, $10.9 million and $10.0 million, respectively).

Net sales for the quarters ended January 1, 2005, April 2, 2005, and July 2, 2005, have been revised from the amounts previously reported by $(7.1) million, $15.1 million and $(21.6) million, respectively, to reflect the net commission (expense) associated with the Roundup® marketing agreement with Monsanto. The Company also has revised the presentation of the fiscal 2004 quarterly amounts to conform to the current year presentation ($(7.1) million, $8.2 million, $23.4 million and $4.0 million, respectively).

NOTE 23. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

The 6⅝% Senior Subordinated Notes are general obligations of The Scotts Miracle-Gro Company and are guaranteed by all of the existing wholly-owned, domestic subsidiaries and all future wholly-owned, significant (as defined in Regulation S-X of the Securities and Exchange Commission) domestic subsidiaries of The Scotts Miracle-Gro Company. These subsidiary guarantors jointly and severally guarantee the obligations of the Company under the Notes. The guarantees represent full and unconditional general obligations of each subsidiary that are subordinated in right of payment to all existing and future senior debt of that subsidiary but are senior in right of payment to any future junior subordinated debt of that subsidiary.

The following information presents consolidating Statements of Operations and Statements of Cash Flows for the three years ended September 30, 2005, and Balance Sheets as of September 30, 2005 and 2004.

The Scotts Miracle-Gro Company
Consolidating Statement of Operations
for the fiscal year ended September 30, 2005
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$ —	$1,850.8	$ 518.5	$ —	$2,369.3
Cost of sales	—	1,172.9	336.3	—	1,509.2
Restructuring and other charges	—	(0.4)	0.1	—	(0.3)
Gross profit	—	678.3	182.1		860.4
Operating expenses:					
Selling, general and administrative	—	494.1	139.7	—	633.8
Impairment, restructuring, and other charges	—	8.0	25.2	—	33.2
Equity income in non-guarantors	(117.8)	—	—	117.8	—
Intercompany allocations	—	(23.5)	23.5	—	—
Other income, net	—	(9.6)	2.1	—	(7.5)
Income (loss) from operations	117.8	209.3	(8.4)	(117.8)	200.9
Costs related to refinancings	1.3	—	—	—	1.3
Interest expense	15.9	16.5	9.1	—	41.5
Income (loss) before income taxes	100.6	192.8	(17.5)	(117.8)	158.1
Income taxes (benefit)	—	64.1	(6.4)	—	57.7
Income (loss) from continuing operations	100.6	128.7	(11.1)	(117.8)	100.4
Income from discontinued operations	—	0.2	—	—	0.2
Net income (loss)	$ 100.6	$ 128.9	$ (11.1)	$ (117.8)	$ 100.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Scotts Miracle-Gro Company

Consolidating Statement of Cash Flows
for the fiscal year ended September 30, 2005
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES					
Net income (loss)	$ 100.6	$ 128.9	$ (11.1)	$ (117.8)	$ 100.6
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Impairment of intangible assets	—	—	23.4	—	23.4
Costs related to refinancings	1.3	—	—	—	1.3
Stock-based compensation expense	—	10.7	—	—	10.7
Depreciation	—	42.7	6.9	—	49.6
Amortization	—	9.8	7.8	—	17.6
Deferred taxes	—	(13.6)	—	—	(13.6)
Equity income in non-guarantors	(117.8)	—	—	117.8	—
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	—	(29.4)	(8.5)	—	(37.9)
Inventories	—	(21.0)	5.2	—	(15.8)
Prepaid and other current assets	—	(0.2)	8.3	—	8.1
Accounts payable	—	19.3	(9.0)	—	10.3
Accrued taxes and liabilities	—	28.1	(0.2)	—	27.9
Restructuring reserves	—	11.4	(1.1)	—	10.3
Other non-current items	—	5.9	0.7	—	6.6
Other, net	—	32.3	(4.7)	—	27.6
Net cash provided by operating activities	(15.9)	224.9	17.7	—	226.7
INVESTING ACTIVITIES					
Redemption of available for sale securities	—	57.2	—	—	57.2
Investment in property, plant and equipment, net	—	(36.9)	(3.5)	—	(40.4)
Investments in acquired businesses, net of cash acquired	—	(77.7)	—	—	(77.7)
Net cash used in investing activities	—	(57.4)	(3.5)	—	(60.9)
FINANCING ACTIVITIES					
Borrowings under revolving and bank lines of credit	—	174.3	749.9	—	924.2
Repayments under revolving and bank lines of credit	—	(169.4)	(567.0)	—	(736.4)
Repayment of term loans	(399.0)	—	—	—	(399.0)
Financing and issuance fees	(3.6)	—	—	—	(3.6)
Dividends paid	(8.6)	—	—	—	(8.6)
Payments on seller notes	—	(6.9)	—	—	(6.9)
Proceeds from termination of interest rate swaps	2.9	—	—	—	2.9
Cash received from exercise of stock options	—	32.2	—	—	32.2
Intercompany financing	424.2	(238.0)	(186.2)	—	—
Net cash used in financing activities	15.9	(207.8)	(3.3)	—	(195.2)
Effect of exchange rate changes	—	—	(6.0)	—	(6.0)
Net increase (decrease) in cash	—	(41.2)	5.8	—	(35.4)
Cash and cash equivalents, beginning of year	—	83.7	31.9	—	115.6
Cash and cash equivalents, end of year	$ —	$ 42.5	$ 37.7	$ —	$ 80.2

The Scotts Miracle-Gro Company
Consolidating Balance Sheet
As of September 30, 2005
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ —	$ 42.5	$ 37.7	$ —	$ 80.2
Accounts receivable, net	—	240.3	83.0	—	323.3
Inventories, net	—	232.5	92.4	—	324.9
Prepaid and other assets	—	40.1	19.3	—	59.4
Total current assets	—	555.4	232.4	—	787.8
Property, plant and equipment, net	—	294.7	42.3	—	337.0
Goodwill	—	314.9	118.0	—	432.9
Intangible assets, net	—	315.4	124.1	—	439.5
Other assets	10.6	10.8	0.3	—	21.7
Investment in affiliates	1,660.5	—	—	(1,660.5)	—
Intracompany assets	—	606.9	—	(606.9)	—
Total assets	$ 1,671.1	$2,098.1	$ 517.1	$(2,267.4)	$2,018.9
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Current portion of debt	$ —	$ 4.1	$ 7.0	$ —	$ 11.1
Accounts payable	—	110.2	41.5	—	151.7
Accrued liabilities	—	222.5	92.2	—	314.7
Accrued taxes	—	5.2	3.5	—	8.7
Total current liabilities	—	342.0	144.2	—	486.2
Long-term debt	200.0	16.1	166.3	—	382.4
Other liabilities	—	102.2	21.9	—	124.1
Intracompany liabilities	444.9	—	162.0	(606.9)	—
Total liabilities	644.9	460.3	494.4	(606.9)	992.7
Shareholders' equity	1,026.2	1,637.8	22.7	(1,660.5)	1,026.2
Total liabilities and shareholders' equity	$ 1,671.1	$2,098.1	$ 517.1	$(2,267.4)	$2,018.9

The Scotts Miracle-Gro Company

Consolidating Statement of Operations
for the fiscal year ended September 30, 2004
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$1,087.4	$544.2	$474.9	$ —	$2,106.5
Cost of sales	684.0	328.6	300.9	—	1,313.5
Restructuring and other charges	0.2	—	0.4	—	0.6
Gross profit	403.2	215.6	173.6		792.4
Operating expenses:					
Selling, general and administrative	345.6	53.6	141.5	—	540.7
Impairment, restructuring and other charges	4.1	0.2	4.8	—	9.1
Equity income in non-guarantors	(107.2)	—	—	107.2	—
Intercompany allocations	(27.7)	6.7	21.0	—	—
Other income, net	(1.9)	(4.5)	(3.8)	—	(10.2)
Income from operations	190.3	159.6	10.1	(107.2)	252.8
Costs related to refinancings	45.5	—	—	—	45.5
Interest (income) expense	52.1	(13.1)	9.8	—	48.8
Income before income taxes	92.7	172.7	0.3	(107.2)	158.5
Income taxes (benefit)	(8.2)	66.1	0.1	—	58.0
Income from continuing operations	100.9	106.6	0.2	(107.2)	100.5
Income from discontinued operations	—	0.4	—	—	0.4
Net income	$ 100.9	$107.0	$ 0.2	$(107.2)	$ 100.9

The Scotts Miracle-Gro Company
Consolidating Statement of Cash Flows
for the fiscal year ended September 30, 2004
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES					
Net income	$ 100.9	$107.0	$ 0.2	$(107.2)	$ 100.9
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Costs related to refinancings	45.5	—	—	—	45.5
Stock-based compensation expense	7.8	—	—	—	7.8
Depreciation	26.4	11.3	8.4	—	46.1
Amortization	0.4	7.0	4.2	—	11.6
Deferred taxes	17.6	—	—	—	17.6
Equity income in non-guarantors	(107.2)	—	—	107.2	—
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	14.6	(20.2)	3.7	—	(1.9)
Inventories	10.9	(7.2)	(17.7)	—	(14.0)
Prepaid and other current assets	(3.3)	(2.2)	(11.4)	—	(16.9)
Accounts payable	(8.4)	(10.7)	0.4	—	(18.7)
Accrued taxes and liabilities	25.2	2.8	1.5	—	29.5
Restructuring reserves	0.6	(0.5)	0.7	—	0.8
Other non-current items	(9.1)	1.4	1.9	—	(5.8)
Other, net	6.6	3.2	1.9	—	11.7
Net cash provided by (used in) operating activities	128.5	91.9	(6.2)	—	214.2
INVESTING ACTIVITIES					
Investment in available for sale securities	(121.4)	—			(121.4)
Redemption of available for sale securities	64.2	—			64.2
Payments on seller notes	(2.0)	(10.3)	—	—	(12.3)
Investment in property, plant and equipment, net	(10.7)	(15.2)	(9.2)		(35.1)
Investments in acquired businesses, net of cash acquired	(0.3)	(4.7)	(3.2)		(8.2)
Net cash used in investing activities	(70.2)	(30.2)	(12.4)		(112.8)
FINANCING ACTIVITIES					
Borrowings under revolving and bank lines of credit	—	—	648.6	—	648.6
Repayments under revolving and bank lines of credit	—	—	(646.6)	—	(646.6)
Repayment of term loans	(827.5)	—	—	—	(827.5)
Proceeds from issuance of term loans	900.0	—	—	—	900.0
Redemption of 8⁵/₈% Senior Subordinated Notes	(418.0)	—	—	—	(418.0)
Proceeds from issuance of 6⁵/₈% senior subordinated notes	200.0	—	—	—	200.0
Financing and issuance fees	(13.0)	—	—	—	(13.0)
Cash received from exercise of stock options	23.5	—	—	—	23.5
Intercompany financing	27.0	(61.6)	34.6	—	—
Net cash provided by (used in) financing activities	(108.0)	(61.6)	36.6	—	(133.0)
Effect of exchange rate changes	—	—	(8.7)	—	(8.7)
Net increase (decrease) in cash	(49.7)	0.1	9.3	—	(40.3)
Cash and cash equivalents, beginning of year	132.1	1.2	22.6	—	155.9
Cash and cash equivalents, end of year	$ 82.4	$ 1.3	$ 31.9	$ —	$ 115.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Scotts Miracle-Gro Company
Consolidating Balance Sheet
As of September 30, 2004
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 82.4	$ 1.3	$ 31.9	$ —	$ 115.6
Investments	57.2	—	—	—	57.2
Accounts receivable, net	88.7	120.0	83.7	—	292.4
Inventories, net	132.8	57.5	99.8	—	290.1
Prepaid and other assets	42.7	5.7	26.6	—	75.0
Total current assets	403.8	184.5	242.0	—	830.3
Property, plant and equipment, net	191.2	92.8	44.0	—	328.0
Goodwill	18.8	244.6	154.5	—	417.9
Intangible assets, net	5.7	279.1	146.2	—	431.0
Other assets	46.0	—	(5.4)	—	40.6
Investment in affiliates	1,176.0	—	—	(1,176.0)	—
Intracompany assets	—	394.9	—	(394.9)	—
Total assets	$1,841.5	$1,195.9	$581.3	$(1,570.9)	$2,047.8
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Current portion of debt	$ 5.0	$ 6.2	$ 10.9	$ —	$ 22.1
Accounts payable	61.6	16.2	52.5	—	130.3
Accrued liabilities	133.3	29.8	98.8	—	261.9
Accrued taxes	18.3	0.8	0.2	—	19.3
Total current liabilities	218.2	53.0	162.4	—	433.6
Long-term debt	604.8	3.6	0.1	—	608.5
Other liabilities	113.9	1.5	15.7	—	131.1
Intracompany liabilities	30.0	—	364.9	(394.9)	—
Total liabilities	966.9	58.1	543.1	(394.9)	1,173.2
Shareholders' equity	874.6	1,137.8	38.2	(1,176.0)	874.6
Total liabilities and shareholders' equity	$1,841.5	$1,195.9	$581.3	$(1,570.9)	$2,047.8

The Scotts Miracle-Gro Company

Consolidating Statement of Operations
for the fiscal year ended September 30, 2003
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Net sales	$1,004.7	$505.1	$431.8	$ —	$1,941.6
Cost of sales	639.7	310.4	280.7	—	1,230.8
Restructuring and other charges	5.2	—	3.9	—	9.1
Gross profit	359.8	194.7	147.2	—	701.7
Operating expenses:					
Selling, general and administrative	300.7	51.4	120.8	—	472.9
Impairment, restructuring and other charges	2.7	0.8	4.5	—	8.0
Equity income in non-guarantors	(97.0)	—	—	97.0	—
Intercompany allocations	(18.8)	6.0	12.8	—	—
Other income, net	(2.3)	(5.0)	(3.5)	—	(10.8)
Income from operations	174.5	141.5	12.6	(97.0)	231.6
Interest (income) expense	70.6	(15.4)	14.0	—	69.2
Income (loss) before income taxes	103.9	156.9	(1.4)	(97.0)	162.4
Income taxes (benefit)	0.1	59.6	(0.5)	—	59.2
Income (loss) from continuing operations	103.8	97.3	(0.9)	(97.0)	103.2
Income from discontinued operations, net of tax	—	0.6	—	—	0.6
Net income (loss)	$ 103.8	$ 97.9	$ (0.9)	$(97.0)	$ 103.8

The Scotts Miracle-Gro Company
Consolidating Statement of Cash Flows
for the fiscal year ended September 30, 2003
(in millions)

	Parent	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
OPERATING ACTIVITIES					
Net income (loss)	$103.8	$ 97.9	$ (0.9)	$(97.0)	$ 103.8
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Stock-based compensation expense	4.8	—	—	—	4.8
Depreciation	25.3	10.7	4.3	—	40.3
Amortization	3.8	3.9	4.2	—	11.9
Deferred taxes	48.3	—	—	—	48.3
Equity income in subsidiaries	(97.0)	—	—	97.0	—
Changes in assets and liabilities, net of acquired businesses:					
Accounts receivable	(6.0)	(12.7)	(8.6)	—	(27.3)
Inventories	2.1	(7.5)	0.1	—	(5.3)
Prepaid and other current assets	0.8	0.4	2.5	—	3.7
Accounts payable	10.1	10.0	6.2	—	26.3
Accrued taxes and liabilities	(0.5)	(2.2)	9.3	—	6.6
Restructuring reserves	(4.0)		(3.1)	—	(7.1)
Other non-current items	4.8	(0.7)	(3.8)	—	0.3
Other, net	12.4		(2.6)	—	9.8
Net cash provided by operating activities	108.7	99.8	7.6	—	216.1
INVESTING ACTIVITIES					
Payments on seller notes	(11.5)	(10.4)	(14.8)	—	(36.7)
Investment in property, plant and equipment, net	(19.3)	(20.0)	(12.5)	—	(51.8)
Investments in acquired businesses, net of cash acquired	(3.8)	(16.6)		—	(20.4)
Net cash used in investing activities	(34.6)	(47.0)	(27.3)	—	(108.9)
FINANCING ACTIVITIES					
Borrowings under revolving and bank lines of credit					
Repayments under revolving and bank	—	—	801.9	—	801.9
lines of credit	—	—	(819.5)	—	(819.5)
Repayments under term loans	(18.0)	—	(44.4)	—	(62.4)
Financing and issuance fees	(0.4)	—	—	—	(0.4)
Cash received from exercise of stock options	21.4	—	—	—	21.4
Intercompany financing	0.3	(53.6)	53.3	—	—
Net cash used in financing activities	3.3	(53.6)	(8.7)	—	(59.0)
Effect of exchange rate changes	—	—	8.0	—	8.0
Net increase (decrease) in cash	77.4	(0.8)	(20.4)		56.2
Cash and cash equivalents, beginning of year	54.7	2.0	43.0	—	99.7
Cash and cash equivalents, end of year	$132.1	$ 1.2	$ 22.6	$ —	$ 155.9

ADDITIONAL ACCOUNTING MATTERS

As previously reported in the Current Report on Form 8-K/A filed by The Scotts Company, the public company predecessor to The Scotts Miracle-Gro Company, on December 17, 2004, at a meeting held on December 2, 2004, the Audit Committee of the Board of Directors of The Scotts Company dismissed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm and approved the engagement of Deloitte & Touche LLP as the Company's independent registered public accounting firm. Deloitte & Touche LLP accepted the engagement as the Company's independent registered public accounting firm effective as of December 17, 2004.

As of the date of PricewaterhouseCoopers LLP's dismissal as the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP and the Company had an open consultation regarding the appropriate accounting treatment for an approximately $3.0 million liability resulting from a bonus pool related to an acquisition made during the first quarter of the Company's 2005 fiscal year. At the time of their dismissal, PricewaterhouseCoopers LLP did not have sufficient information to reach a conclusion on the appropriate accounting for this matter. Since this matter was not resolved prior to PricewaterhouseCoopers LLP's dismissal, this matter was considered a reportable event under Item 304(a)(1)(v)(D) of SEC Regulation S-K.

Based on a thorough review of the facts and circumstances, and relevant accounting literature regarding this matter, the Company determined that this liability should be recorded on the opening balance sheet of Smith & Hawken®. This liability was based on an incentive agreement between the prior owners of Smith & Hawken® and their employees, whereby a portion of the purchase price was to be paid to the employees upon the sale of the business. No post-sale service was required in order for the employees to earn this bonus; therefore, this was considered a liability assumed by the Company as of the purchase date and not an expense related to post-acquisition service.

GOVERNANCE DOCUMENTS

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange's Listed Company Manual, the Board of Directors of The Scotts Miracle-Gro Company has adopted a Code of Business Conduct and Ethics covering The Scotts Miracle-Gro Company's Board of Directors members and associates, including, without limitation, The Scotts Miracle-Gro Company's principal executive officer, principal financial officer and principal accounting officer. The Scotts Miracle-Gro Company intends to disclose the following on its Internet website located at http://www.investor.scotts.com within four business days following their occurrence: (A) the date and nature of any amendment to a provision of its Code of Business Conduct and Ethics that (i) applies to The Scotts Miracle-Gro Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, (ii) relates to any element of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K, and (iii) is not a technical, administrative or other non-substantive amendment; and (B) a description (including the nature of the waiver, the name of the person to whom the waiver was granted and the date of the waiver) of any waiver, including an implicit waiver, from a provision of the Code of Business Conduct and Ethics to The Scotts Miracle-Gro Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions that relates to one or more of the items set forth in Item 406(b) of SEC Regulation S-K.

The text of the Code of Business Conduct and Ethics, The Scotts Miracle-Gro Company's Corporate Governance Guidelines, the Audit Committee charter, the Governance and Nominating Committee charter, the Compensation and Organization Committee charter and the Innovation & Technology Committee charter are posted under the "governance" link on The Scotts Miracle-Gro Company's Internet website located at http://www.investor.scotts.com. Interested persons may also obtain copies of each of these documents without charge by writing to The Scotts Miracle-Gro Company, Attention: Corporate Secretary, 14111 Scottslawn Road, Marysville, Ohio 43041.

Shareholder Information

World Headquarters
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

www.scotts.com

Annual Meeting
The annual meeting of shareholders will be held at The Berger Learning Center, 14111 Scottslawn Road, Marysville, Ohio 43041, on Thursday, January 26, 2006, at 10:00 a.m. (EST).

NYSE Symbol
The common shares of The Scotts Miracle-Gro Company trade on the New York Stock Exchange under the symbol SMG.

SMG
LISTED
NYSE

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900

Shareholder and Investor Relations Contacts
Paul F. DeSantis
Vice President, Treasurer

James D. King
Senior Director, Investor Relations and Corporate Communications

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011

Dividends
On June 22, 2005, The Scotts Miracle-Gro Company announced that its Board of Directors had approved the establishment of a quarterly cash dividend. The $0.50 per share (adjusted for the 2-for-1 stock split distributed November 9, 2005) annual dividend is to be paid in quarterly increments beginning in the fourth quarter of fiscal 2005. The first and second of these quarterly dividends were paid on September 1, 2005 and December 1, 2005.

The payment of future dividends, if any, on common shares will be determined by the Board of Directors of The Scotts Miracle-Gro Company in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

Stock Price Performance
See chart at right for stock price performance. The Scotts Miracle-Gro Company common shares have been publicly traded since January 31, 1992.

Shareholders
As of November 17, 2005, there were approximately 42,500 shareholders, including holders of record and The Scotts Miracle-Gro Company's estimate of beneficial holders.

Publications for Shareholders
In addition to this 2005 Annual Report, The Scotts Miracle-Gro Company informs shareholders about the Company through the Form 10-K Report, the Form 10-Q Reports, the Form 8-K Reports and the Notice of Annual Meeting of Shareholders and Proxy Statement.

Copies of any of these documents may be obtained without charge on our Investor Relations Web site at http://investor.scotts.com or by writing to:

The Scotts Miracle-Gro Company
Attention: Corporate Secretary
14111 Scottslawn Road
Marysville, Ohio 43041

Certifications
The Scotts Miracle-Gro Company has filed the certifications of its chief executive officer and its chief financial officer, required by Section 302 of the Sarbanes-Oxley Act of 2002 and Rule 13a-14(a) under the Securities Exchange Act of 1934, as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

On February 25, 2005, The Scotts Company, the public company predecessor to The Scotts Miracle-Gro Company, submitted to the New York Stock Exchange the annual certification of the chief executive officer of The Scotts Company required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Stock Price Range*

Fiscal year ended September 30, 2005	High	Low
First Quarter	$36.83	$30.95
Second Quarter	$36.19	$33.29
Third Quarter	$36.56	$33.55
Fourth Quarter	$43.97	$36.19

Fiscal year ended September 30, 2004	High	Low
First Quarter	$30.10	$27.63
Second Quarter	$31.98	$28.92
Third Quarter	$34.28	$30.93
Fourth Quarter	$32.10	$28.01

*Adjusted for stock split, November 9, 2005

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
Certain of the statements contained in this 2005 Annual Report, including, but not limited to, information regarding the future financial performance and financial condition of the Company, the plans and objectives of the Company's management, and the Company's assumptions regarding such performance and plans are forward-looking in nature. Actual results could differ materially from the forward-looking information in this 2005 Annual Report, due to a variety of factors. Additional detailed information concerning a number of the important factors that could cause actual results to differ materially from the forward-looking information contained in this 2005 Annual Report is readily available in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2005, which is filed with the Securities and Exchange Commission.

THE Scotts Miracle-Gro COMPANY

14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
www.scotts.com

